Exhibit 99.1

Management Proxy Circular and

Notice of Special Meeting of

Shareholders

Proposed Return of Capital Transaction

November 19, 2018

Letter to Shareholders

To our shareholders,

On behalf of the board of directors of Thomson Reuters Corporation, we are pleased to invite you to attend a special meeting of shareholders on Monday, November 19, 2018 at 2:00 p.m. (Toronto time) at our offices located at 333 Bay Street, 29th Floor, Toronto, Ontario, Canada.

On October 1, 2018, we sold a 55% interest in our Financial & Risk business (now known as Refinitiv) to private equity funds managed by Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. We received approximately US$17 billion in gross cash proceeds when the deal closed. We committed to return US$10 billion of these proceeds to our shareholders. Earlier this month, we returned approximately US$6.5 billion to shareholders pursuant to a substantial issuer bid/tender offer. We are now proposing a return of capital transaction to return approximately US$2.5 billion to shareholders. We are returning the remaining US$1 billion through share repurchases under our normal course issuer bid. US$748 million of this amount has been repurchased this year through October 15, 2018 and an additional US$252 million of shares is expected to be repurchased later this year and in 2019.

The proposed return of capital transaction requires shareholder approval. The purpose of this meeting is to consider and vote upon a special resolution approving a statutory arrangement to implement the return of capital transaction. The transaction consists of:

●   a cash distribution of US$4.45 per common share, or approximately US$2.5 billion in the aggregate; and

●   a consolidation of our outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution.

The proposed return of capital transaction is intended to distribute cash on a basis that is generally expected to be tax-free for Canadian tax purposes. Certain shareholders who are taxable in a jurisdiction outside of Canada (including taxable U.S. resident shareholders and others) (referred to as “Eligible Opt-Out Shareholders”) will be able to opt out of the transaction. This right to opt out is being provided to those shareholders because in jurisdictions other than Canada the tax consequences of not participating in the transaction may be preferable to those associated with participating in the transaction. If you are an Eligible Opt-Out Shareholder and choose to opt out, you will not receive the cash distribution and will continue to hold the same number of shares that you currently hold.

The details of the transaction are described in the accompanying management proxy circular and other related materials.

To become effective, the special resolution approving the arrangement must be approved by at least two-thirds of the votes cast at the meeting. Our principal shareholder, The Woodbridge Company Limited, which owns approximately 64% of our outstanding common shares, has indicated that it will vote in favour of the resolution. Accordingly, we expect the resolution will be approved. The arrangement also requires the approval of the Ontario Superior Court of Justice (Commercial List).

In the accompanying management proxy circular, you’ll see references to “registered shareholders” and “non-registered shareholders”. In reviewing the materials, you should first determine whether you’re a “registered shareholder” or “non-registered shareholder”. Most of our shareholders are non-registered. You’re a “non-registered shareholder” if you hold your Thomson Reuters shares indirectly and they’re registered in the name of an intermediary (such as an investment dealer, stock broker, bank, trust company or other nominee). You’re a “registered shareholder” if your name appears directly on Thomson Reuters stock certificates or if you hold your shares in book-entry format through the direct registration system (“DRS”) on the records of our transfer agent, Computershare Trust Company of Canada.

If you are a registered shareholder holding physical share certificate(s), you are required to take action in connection with the proposed transaction. You will need to return your share certificate(s) to Computershare Trust Company of Canada (which is also the Depositary for the transaction), together with a duly completed and executed copy of the enclosed letter of transmittal. As discussed in the circular, we will be issuing new DRS statements (or share certificates) in connection with the share consolidation.

All shareholders are urged to read the information in the circular and other related materials carefully. If you are in doubt as to how to deal with the matters described in these materials, you should consult your own legal, tax, financial or other professional advisors.

The board of directors, upon careful consideration of a number of factors, has determined that the proposed arrangement is in the best interests of our company and unanimously recommends that you vote to approve the arrangement.

Management Proxy Circular and Notice of Special Meeting of Shareholders

You are invited to attend the special meeting. However, if you are unable to attend, please vote by proxy. If you have any questions about how to vote your shares or, if you are an Eligible Opt-Out Shareholder, how to opt out of the proposed return of capital transaction, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253 (if you’re a registered shareholder), your intermediary (if you’re a non-registered shareholder), or D.F. King & Co., Inc., the Information Agent, toll-free in Canada or the United States at 1.800.330.5897.

If shareholders approve the arrangement, it is expected to become effective on or about November 27, 2018.

David Thomson Chairman of the Board	James C. Smith President & Chief Executive Officer

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” sections of the accompanying management proxy circular and our 2017 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

Management Proxy Circular and Notice of Special Meeting of Shareholders

Notice of Special Meeting of Shareholders of Thomson Reuters Corporation

To our shareholders,

We are pleased to invite you to attend a special meeting of shareholders on Monday, November 19, 2018 at 2:00 p.m. (Toronto time). The meeting will be held at our offices located at 333 Bay Street, 29th Floor, Toronto, Ontario, Canada. Following the meeting, a webcast will also be available at www.thomsonreuters.com.

Business

The business of the meeting will be to:

1. Consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated October 12, 2018, and, if deemed advisable, to approve, with or without amendment, a special resolution approving a plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario), as described in the accompanying circular; and

2. Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

A copy of the text of the special resolution and a copy of the plan of arrangement are attached as Appendices A and B, respectively, to the circular.

Record Date

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our shares as of 5:00 p.m. (Toronto time) on October 18, 2018.

Voting

Your vote is important. If you are unable to attend the meeting in person, please vote by proxy. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. The proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you are a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Toronto time) on Thursday, November 15, 2018, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you are a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

The Thomson Reuters board has determined that the plan of arrangement is in the best interests of our company and unanimously recommends that you cast your vote “FOR” the special resolution approving the plan of arrangement.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson Chairman of the Board	James C. Smith President & Chief Executive Officer

October 16, 2018

Management Proxy Circular and Notice of Special Meeting of Shareholders

Management Proxy Circular and Notice of Special Meeting of Shareholders    Page 1

Glossary of Terms

In this document, unless the subject matter or context of this circular is inconsistent with these defined terms the following terms have the following meanings:

“2017 Annual Report” has the meaning set forth in the subsection entitled “Forward-Looking Statements”.

“Act” means the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended.

“Aggregate Cash Distribution Amount” means the Cash Distribution Per Share multiplied by the number of participating shares issued and outstanding immediately prior to the Effective Time.

“Arrangement” means the arrangement pursuant to the provisions of Section 182 of the Act on the terms and subject to the conditions set out the Plan of Arrangement as supplemented, modified or amended.

“Business Day” means any day, other than a Saturday, a Sunday, a statutory holiday in Toronto, Ontario, Canada, or a United States federal holiday.

“Canadian Resident Shareholder” has the meaning set forth in the section entitled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada”.

“Cash Distribution Per Share” means US$4.45.

“circular” means this management proxy circular for the special meeting of shareholders.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means Computershare Trust Company of Canada at its offices set out in the Letter of Transmittal.

“DRS” has the meaning set forth in the section entitled “Voting Information”.

“EDGAR” means the SEC’s Electronic Document Gathering and Retrieval System.

“Effective Date” means the date the Arrangement is effective under the Act.

“Effective Time” means 3:01 a.m. (Toronto time) on the Effective Date, or such other time on the Effective Date as we may determine.

“Eligible Opt-Out Shareholder” has the meaning set forth in the section entitled “Information Regarding the Return of Capital Transaction – Terms of the Arrangement – Opt-Out Right”.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“F&R Transaction” means the sale of a 55% interest in our Financial and Risk business (now known as Refinitiv) which closed on October 1, 2018.

“Final Order” means a final order from the Court approving the Arrangement under subsection 182(5) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

“Information Agent” means D.F. King.

“Interim Order” means the interim order of the Court dated October 12, 2018 under subsection 182(5) of the Act containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which is attached as Appendix C.

“Letter of Transmittal” means the letter of transmittal for use by registered shareholders, in the form accompanying this circular (printed on yellow paper).

“meeting” means the special meeting of shareholders to be held on November 19, 2018 to consider, among other things, the Arrangement and related matters, and any adjournment thereof.

“NCIB” means the normal course issuer bid of our company that commenced on May 30, 2018 and expires on May 29, 2019 (or earlier if the number of shares approved for purchase has been reached) for up to 35.5 million shares, and any renewal thereof.

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“New Common Shares” means the new common shares to be created pursuant to the Plan of Arrangement with rights, privileges, restrictions and conditions as set out in Schedule “A” to the Plan of Arrangement.

“Non-Canadian Resident Shareholder” has the meaning set forth in the section entitled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Non-Canadian Resident Shareholders”.

“NYSE” means the New York Stock Exchange.

“opt-out deadline” means 5:00 p.m. (Toronto time) on the Business Day prior to the date of the meeting.

“Opt-Out Election and Certification Form” means the Opt-Out Election and Certification Form for use by registered Eligible Opt-Out Shareholders in the form accompanying this circular (printed on blue paper).

“opt-out right” means the right of an Eligible Opt-Out Shareholder to opt out of the Return of Capital Transaction in accordance with the provisions of the Plan of Arrangement and the Opt-Out Election and Certification Form.

“opting-out shareholder” means a shareholder that has duly exercised its opt-out right.

“participating shareholder” means a shareholder other than an opting-out shareholder.

“participating shares” means the shares held by participating shareholders.

“Plan of Arrangement” means the plan of arrangement attached to this circular as Appendix B, as amended or supplemented from time to time in accordance with the terms thereof.

“PUC” means “paid-up capital” as defined in subsection 89(1) of the Tax Act.

“Return of Capital Transaction” means the transaction to be effected under the Arrangement.

“SEC” means the U.S. Securities and Exchange Commission.

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval.

“Share Consolidation Ratio” has the meaning set forth in the section entitled “Information Regarding the Return of Capital Transaction – Terms of the Arrangement – Share Consolidation Ratio”.

“shareholders” means the holders of shares.

“shares” means the common shares in the capital of Thomson Reuters.

“SIB” means the substantial issuer bid/tender offer that our company commenced on August 28, 2018 pursuant to which we offered to purchase for cancellation from our shareholders up to US$9 billion of our outstanding shares.

“SIB Circular” means the issuer bid circular accompanying the SIB Offer to Purchase.

“SIB Offer to Purchase” means our offer to purchase shares sent to shareholders under the SIB.

“special resolution” means the special resolution, attached as Appendix A to this circular, with or without amendment, being considered by shareholders at the meeting.

“Tax Act” means the Income Tax Act (Canada), RSC 1985, c.1 (5th Supp), as amended.

“Thomson Reuters”, “we”, “us”, “our” or “our company” means Thomson Reuters Corporation, except for such references under “About Thomson Reuters” and under the subsections “Overview”, “Recent Organizational Changes” and “Future Growth Opportunities for Thomson Reuters”, where such terms mean Thomson Reuters Corporation and its subsidiaries.

“TSX” means the Toronto Stock Exchange.

“U.S. Treaty” means the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended.

“Woodbridge” means, collectively, The Woodbridge Company Limited and other companies affiliated with it.

Management Proxy Circular and Notice of Special Meeting of Shareholders    Page 3

Summary

This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and provisions contained elsewhere in this circular. Certain terms used in this summary are defined in the Glossary of Terms.

What are the key dates for the Return of Capital Transaction?

We expect the following key events to occur on or about the dates and times set forth below. All times refer to Toronto time.

• Opt-out deadline (for registered shareholders)*	Friday, November 16, 2018 at 5:00 p.m.

• Shareholder meeting	Monday, November 19, 2018 at 2:00 p.m.

• Application for Final Order with the Court	Tuesday, November 20, 2018 at 10:00 a.m.

• Determination of Share Consolidation Ratio	Monday, November 26, 2018 after 4:00 p.m.

• Effective Date and Time	Tuesday, November 27, 2018 at 3:01 a.m.

*	The opt-out deadline for non-registered shareholders is expected to be earlier than this date and time, as specified by intermediaries to non-registered shareholders.

When and where will the meeting be held?

The meeting will be held on Monday, November 19, 2018 at 2:00 p.m. (Toronto time). The meeting will be at our offices located at 333 Bay Street, 29th Floor, Toronto, Ontario, Canada. Following the meeting, a webcast will also be available at www.thomsonreuters.com.

What is the purpose of the meeting?

The purpose of this meeting is to consider and vote on a special resolution (attached as Appendix A to this circular) to approve the Return of Capital Transaction that consists of a cash distribution of US$4.45 per common share and a consolidation of our outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution.

Why are we proposing the Return of Capital Transaction?

On October 1, 2018, we closed the F&R Transaction. We committed to return to our shareholders US$10 billion of the proceeds from the sale. We returned approximately US$6.5 billion under our company’s recently completed SIB. We are now proposing the Return of Capital Transaction to return approximately US$2.5 billion to shareholders. We are returning the remaining US$1 billion through share repurchases under our normal course issuer bid. US$748 million of this amount has been repurchased this year through October 15, 2018 and an additional US$252 million of shares is expected to be repurchased later this year and in 2019.

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What effect will the Return of Capital Transaction have on my shares?

You will receive a cash distribution of US$4.45 for each share that you hold and your shares will be consolidated on a basis that is proportional to the cash distribution. Eligible Opt-Out Shareholders may opt out of the transaction as described in this circular. Thomson Reuters’ Series II preference shares will not participate in the Return of Capital Transaction.

(1)The Share Consolidation Ratio used in this example is for illustrative purpose only. The actual Share Consolidation Ratio will be based on the volume weighted average trading price of the shares on the NYSE for the five trading days immediately prior to Effective Date. The ratio in this example is based on a share price of US$46.69, which was the closing price of the common shares on the NYSE on October 5, 2018 (the last trading day prior to the amount of the Return of Capital Transaction). (2) As disclosed above, only eligible non-Canadian taxable shareholders will be able to opt out of the Return of Capital Transaction. (3) Fractional shares will not be issued as part of the Return of Capital Transaction, subject to certain exceptions disclosed in this circular, shareholders will receive the value of any fractional shares in crash. (4) This example does not address tax consequences to shareholders.(1)The Share Consolidation Ratio used in this example is for illustrative purpose only. The actual Share Consolidation Ratio will be based on the volume weighed average trading price of the shares on the NYSE for the five trading days immediately prior to Effective Date. The ratio in this example is based on a share price of US$46.69, which was the closing price of the common shares on the NYSE on October 5, 2018 (the last trading day prior to the amount of the Return of Capital Transaction). (2) As disclosed above, only eligible non-Canadian taxable shareholders will be able to opt out of the Return of Capital Transaction. (3) Fractional shares will not be issued as part of the Return of Capital Transaction, subject to certain exceptions disclosed in this circular, shareholders will receive the value of any fractional shares in crash. (4) This example does not address tax consequences to shareholders.

The cash distribution amount and any cash payable in respect of fractional share entitlements will be denominated in U.S. dollars. The Depositary’s currency exchange services will be used to convert payment of these amounts based on the address of record of each registered participating shareholder. For more information, see the “Terms of the Arrangement – Exchange Procedure – Currency” section of this circular below.

How do I participate in the Return of Capital Transaction?

Participation will be mandatory for all shareholders except Eligible Opt-Out Shareholders will have the right to opt out.

If you are a registered participating shareholder holding physical share certificate(s) in your own name, your share certificates will need to be updated to reflect the share consolidation. Unless indicated in your Letter of Transmittal, you will receive a new DRS statement instead of a new physical share certificate reflecting the share consolidation. To receive such DRS statement(s) or share certificate(s), you should deliver your current share certificate(s), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as may be required by the Depositary or our company, to Computershare Trust Company of Canada at the address set out under the question “Who should I contact if I have any questions?”. If you are a registered participating shareholder holding your shares in book-entry form through DRS, you are not required to submit a Letter of Transmittal. Our transfer agent, Computershare Trust Company of Canada, will update your DRS position to reflect the number of shares that you are entitled to receive after the share consolidation.

If you are a non-registered participating shareholder holding shares indirectly and the shares are registered in the name of an intermediary (such as an investment dealer, stock broker, bank, trust company or other nominee or intermediary, or Computershare Company Nominees Limited as nominee and custodian), your intermediary will record the share consolidation in your account. You should contact your intermediary if you have any questions regarding this process.

If you are a registered or non-registered opting-out shareholder, see the questions below entitled “Who can opt out of the Return of Capital Transaction and why?” and “If I am an Eligible Opt-Out Shareholder, how do I opt out of the Return of Capital Transaction?”.

What are the income tax consequences of the Return of Capital Transaction?

For Canadian federal income tax purposes, the Return of Capital Transaction is not expected to give rise to a dividend on the shares for any shareholder, whether a Canadian Resident Shareholder or a Non-Canadian Resident Shareholder. For Canadian

Management Proxy Circular and Notice of Special Meeting of Shareholders    Page 5

federal income tax purposes, the Return of Capital Transaction will generally not give rise to a capital gain in respect of the shares unless the amount of cash received by a participating shareholder exceeds the adjusted cost base of the shares to the participating shareholder. In that case, a Non-Canadian Resident Shareholder would not be subject to Canadian federal income tax unless the shares are “taxable Canadian property” to the Non-Canadian Resident Shareholder. Opting-out shareholders that do not participate in the Return of Capital Transaction will not incur any Canadian federal income tax liability solely as a result of the consummation of the Return of Capital Transaction.

For U.S. federal income tax purposes, the Return of Capital Transaction generally will be treated with respect to a participating U.S. Holder (as defined in the “Income Tax Considerations – Certain U.S. Federal Income Tax Considerations” section of this circular) either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution in respect of shares, depending on the circumstances. Subject to certain assumptions, opting-out shareholders that do not participate in the Return of Capital Transaction should not incur any U.S. federal income tax liability solely as a result of the consummation of the Return of Capital Transaction.

Certain Canadian federal income tax considerations and certain U.S. federal income tax considerations are described in general terms in the “Income Tax Considerations” section of this circular. Shareholders are urged to carefully consider the income tax consequences of participating in the Return of Capital Transaction and to consult their own tax advisors in this regard.

Who can opt out of the Return of Capital Transaction and why?
If you are an Eligible Opt-Out Shareholder, you may opt out of the Return of Capital Transaction. This right to opt out is being provided to those shareholders because in jurisdictions other than Canada the tax consequences of not participating in the Return of Capital Transaction may be preferable to those associated with participating in the Return of Capital Transaction. If you choose to opt out, you will not receive the cash distribution and will continue to hold the same number of shares that you currently hold.

None of Thomson Reuters, our board of directors, the Information Agent or the Depositary makes any recommendation to any shareholder as to whether to opt out of the Return of Capital Transaction. Shareholders are urged to evaluate carefully all information in this circular, the accompanying Letter of Transmittal and Opt-Out Election and Certification Form, and other materials related to the Return of Capital Transaction, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to exercise the opt-out right.

For more information on the opt-out right, see the “Terms of the Arrangement – Opt-Out Right” section of this circular.

If I am an Eligible Opt-Out Shareholder, how do I opt out of the Return of Capital Transaction?

If you are an eligible registered shareholder and wish to opt out, you must deposit with the Depositary a duly completed Opt-Out Election and Certification Form indicating your election prior to 5:00 p.m. (Toronto time) on Friday, November 16, 2018. If you are a registered shareholder holding our company’s share certificate(s) in your own name, you will also need to complete a Letter of Transmittal and deliver it and any certificates representing your shares to the Depositary by this opt-out deadline. You will be entitled to receive new DRS statements (or share certificates) reflecting the new CUSIP number for the shares.

If you are a non-registered shareholder, you should contact your intermediary to exercise the opt-out right. The opt-out deadline for non-registered shareholders is expected to be earlier than the date and time for registered shareholders. The deadline for non-registered shareholders will be specified by intermediaries to such shareholders. Your account will be adjusted by your intermediary to reflect the new CUSIP number for the shares.

You may withdraw your Opt-Out Election and Certification Form prior to the opt-out deadline, but it is irrevocable thereafter. The deadline for non-registered shareholders will be specified by intermediaries to such shareholders.

Any shareholder who does not opt out prior to the opt-out deadline will automatically participate in the Return of Capital Transaction without further action, and will therefore receive the cash distribution and have their shares consolidated.

For more information on the opt-out right, see the “Terms of the Arrangement – Opt-Out Right” section of this circular.

What happens if I wish to sell or transfer my shares after I have opted out?

If you are a registered holder and wish to sell or transfer your shares after you have opted out, you must provide written notice to the Depositary prior to the opt-out deadline revoking your election with respect to the shares that you wish to transfer and request the return of such shares to you. Registered shareholders should allow sufficient time for this process in order to transfer

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deposited shares. Otherwise, you will not be able to transfer your shares until after the Return of Capital Transaction is completed. If you are a non-registered shareholder, you must contact your intermediary to revoke your opt-out prior to effecting such transfer.

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Toronto time) on October 18, 2018 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of October 15, 2018, there were 557,488,885 shares outstanding.

How many votes are required to approve the Return of Capital Transaction?

The special resolution must be passed by not less than two-thirds (more than 66.6%) of votes cast by shareholders, in person or by proxy.

Woodbridge, our principal and controlling shareholder, holds, directly and indirectly, approximately 64% of the shares and has advised us that it intends to vote all of its shares in favour of the Return of Capital Transaction. Accordingly, we expect the resolution will be approved.

Does the board of directors recommend that shareholders vote in favour of the Return of Capital Transaction?

Yes. The board of directors, upon careful consideration of a number of factors, has determined that the Return of Capital Transaction is in the best interests of our company and unanimously recommends that you vote to approve the Return of Capital Transaction.

What other approvals are required?

The Arrangement requires final approval of the Court. If shareholders pass the special resolution at the meeting, we expect to make an application for the Final Order from the Court approving the Arrangement on November 20, 2018 at 10:00 a.m. (Toronto time), or as soon thereafter as is reasonably practicable. Completion of the Return of Capital Transaction is subject to fulfilling all of the requirements of the TSX and NYSE.

Will the Return of Capital Transaction affect the dividend payable in the fourth quarter?

No. A quarterly dividend of US$0.35 per share is payable on December 17, 2018 to shareholders of record as of November 15, 2018. As the Return of Capital Transaction will not become effective until after the dividend record date, it will not affect the dividend. You will receive a dividend of US$0.35 on each share you hold as of the dividend record date.

Who should I contact if I have any questions?

For further information regarding the Return of Capital Transaction, a shareholder may contact the Information Agent, the Depositary or consult its own stock broker or other professional advisors. The telephone numbers and e-mail addresses of the Information Agent and the Depositary are set forth below:

All Shareholders

D.F. King & Co., Inc.

Toll-Free in Canada and the U.S.: 1.800.330.5897

Outside Canada and the U.S., Banks, Brokers and Collect Calls: 1.212.269.5550

Email: tri@dfking.com

Registered Shareholders

Computershare Trust Company of Canada

Toll-Free in Canada and the U.S.: 1.800.564.6253

Outside Canada and the U.S.: 1.514.982.7888

E-mail address for inquiries from registered shareholders: corporateactions@computershare.com

E-mail address for registered shareholders to submit Opt-Out Election and Certification Forms:

onlinedeposits@computershare.com

Management Proxy Circular and Notice of Special Meeting of Shareholders    Page 7

About this Circular and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with the special meeting of shareholders to be held on Monday, November 19, 2018. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about the Return of Capital Transaction and other matters that will be discussed at the meeting.

Unless otherwise indicated, information is as of October 15, 2018. Unless otherwise indicated, references in this circular to “US$”, or “dollars” are in U.S. dollars and references to “C$” are to Canadian dollars.

Please see the “Voting Information” section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

We are a Canadian company that is considered to be a “foreign private issuer” for U.S. federal securities law purposes. As a result, we have prepared this circular in accordance with applicable Canadian disclosure requirements.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

You should rely only on the information contained in this circular. We have not authorized anyone to provide you with different or additional information. You should not assume that the information contained in this circular is accurate as of any date other than the date of this circular.

Front cover photo credit: REUTERS/Valisy Fedosenko

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Business of the Meeting

Highlights

The meeting will cover the following items of business:

Item of Business	Highlights	Board Vote Recommendation
1. Arrangement

To consider, pursuant to an interim order of the Court dated October 12, 2018, and, if deemed advisable, to approve, with or without amendment, a special resolution approving the Arrangement described in this circular, pursuant to section 182 of the Act.

For
2. Other Business

If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.

N/A

Management Proxy Circular and Notice of Special Meeting of Shareholders    Page 9

Voting Information

Who can vote at the meeting?

If you held shares as of 5:00 p.m. (Toronto time) on October 18, 2018 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of October 15, 2018, there were 557,488,885 shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting. We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles. This share does not have voting rights at the meeting.

How many votes are required for approval?

The special resolution must be passed by not less than two-thirds (more than 66.6%) of votes cast by shareholders, in person or by proxy.

Woodbridge, our principal and controlling shareholder, holds, directly and indirectly, approximately 64% of the shares and has advised us that it intends to vote all of its shares in favour of the Arrangement. Accordingly, we expect the resolution will be approved.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the meeting and vote in person. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our shares. Most of our shareholders are non-registered holders.

•

You are a registered shareholder if your name appears directly on your share certificates, or if you hold your shares in book-entry form through the direct registration system (“DRS”) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

—	your shares are held in the name of an investment dealer, stock broker, bank, trust company or other nominee or intermediary; or

—	you hold Depositary Interests representing our shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

Voting by Proxy

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you.

Non-registered Shareholders

If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

Registered Shareholders

•

You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder. You may give voting instructions by mail, the Internet or telephone. Please refer to your proxy form for instructions.

•

You may appoint another person to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your

Page 10    Management Proxy Circular and Notice of Special Meeting of Shareholders

shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. You may be able to appoint more than one proxyholder, provided that each proxyholder is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxyholder, you must do so by mail, and please enter the number of shares next to the proxyholder’s name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of our transfer agent, Computershare Trust Company of Canada, when they arrive at the meeting.

Voting In Person

Non-registered Shareholders

You should do one of the following if you plan to attend the meeting:

•

If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form; or

•	If you have received a VIF from your intermediary, follow your intermediary’s instructions for completing the form.

Registered Shareholders

You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. If you wish to vote shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the shares on its behalf.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy or voting instructions must be received by 5:00 p.m. (Toronto time) on Thursday, November 15, 2018.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on the enclosed proxy form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR the item of business described in this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy or voting instructions by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•

By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Toronto time) on Thursday, November 15, 2018. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

Management Proxy Circular and Notice of Special Meeting of Shareholders    Page 11

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

—

To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Toronto time) on Thursday, November 15, 2018. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting; or

—	To the Chair of the meeting before the meeting starts; or

—	In any other manner permitted by law.

•

By voting again by telephone or through the Internet before 5:00 p.m. (Toronto time) on Thursday, November 15, 2018. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting.

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors are soliciting your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation, which we anticipate will be approximately US$25,000. Intermediaries will distribute proxy-related materials directly to non-objecting beneficial owners on our behalf. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.thomsonreuters.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov. For more information, see the “Additional Information” section of this circular.

Page 12    Management Proxy Circular and Notice of Special Meeting of Shareholders

Forward-Looking Statements

Certain statements in this circular are forward-looking. Specific forward-looking statements in this document include, but are not limited to: anticipated effects of the F&R Transaction; timing for the approval and implementation of the Arrangement; the anticipated tax treatment for shareholders participating in the Return of Capital Transaction and those opting out; our company continuing to have sufficient financial resources and working capital to conduct our operations and continuing to have sufficient financial resources to pursue our foreseeable or planned opportunities including strategic acquisitions; our company’s expectations regarding its dividend and trading liquidity following the Return of Capital Transaction; and future purchases of additional shares, including purchases of shares pursuant to our NCIB. When used in this circular, the words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “forecast,” “intend,” “will,” “may,” “could” and “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to:

•	failure to complete or realize the anticipated benefits of the Return of Capital Transaction;

•	uncertainty, downturns and changes in the markets that we serve, in particular in the financial services and legal industries;

•	actions of competitors;

•

failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, expand into new geographic markets or identify areas of higher growth;

•	fraudulent or unpermitted data access or other cyber-security or privacy breaches;

•	failures or disruptions of telecommunications, data centers, network systems or the Internet;

•	increased accessibility to free or relatively inexpensive information sources;

•	failure to meet the challenges involved in operating globally;

•	failure to maintain a high renewal rate for our subscription-based services;

•	dependency on third parties for data, information and other services;

•	changes to law and regulations;

•	tax matters, including changes to tax laws, regulations and treaties;

•	fluctuations in foreign currency exchange and interest rates and volatility in global currency markets;

•	failure to adapt to organizational changes and effectively implement strategic initiatives;

•	failure to attract, motivate and retain high quality management and key employees;

•	failure to protect the brands and reputation of Thomson Reuters;

•	inadequate protection of intellectual property rights;

•	threat of legal actions and claims;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions;

•	the effect of factors outside of our control on funding obligations in respect of pension and post-retirement benefit arrangements;

•	risk of antitrust/competition-related claims or investigations;

•	impairment of goodwill and identifiable intangible assets;

•	actions or potential actions that could be taken by our principal and controlling shareholder, Woodbridge;

•	a change in the tax residence of our company;

•	future growth opportunities for Thomson Reuters; and

•	failure to realize the anticipated benefits of the F&R Transaction.

Management Proxy Circular and Notice of Special Meeting of Shareholders    Page 13

See the “Risk Factors” section of this circular for additional risk factors associated with the implementation of the Return of Capital Transaction. This is not an exhaustive list of the factors and risks that may affect any of our forward-looking statements. Some of these and other factors are discussed in more detail in our 2017 Annual Report dated March 16, 2018 (the “2017 Annual Report”). Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. Further information regarding these and other risk factors is included in our public filings with federal, state or provincial securities regulatory authorities and can be found on EDGAR, which may be accessed at www.sec.gov, or SEDAR’s website at www.sedar.com. The forward-looking statements contained in this circular represent our views only as of the date hereof. Forward-looking statements contained in this circular are based on management’s current plans, estimates, projections, beliefs and opinions and the assumptions related to these plans, estimates, projections, beliefs and opinions may change, and are presented for the purpose of assisting our securityholders in understanding management’s current views regarding those future outcomes and may not be appropriate for other purposes. While we anticipate that subsequent events and developments may cause our views to change, we do not undertake to update any forward-looking statements, whether written or verbal, that may be made by us or on our behalf from time to time, except to the extent required by applicable securities laws.

Page 14    Management Proxy Circular and Notice of Special Meeting of Shareholders

Notice to U.S. Shareholders

The Return of Capital Transaction is being implemented by Thomson Reuters, a Canadian issuer, and while the Return of Capital Transaction is subject to the disclosure requirements of the Province of Ontario and the other provinces of Canada, U.S. shareholders should be aware that these disclosure requirements are different from those of the United States. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, therefore, they may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that our company is continued under the provincial laws of Ontario, that some of our directors and officers are non-residents of the United States, that some of the experts named in the circular are non-residents of the United States and that some of the assets of our company and said persons are located outside the United States. It may be difficult to effect service of process on our company, our officers and directors and the experts named in the circular. Additionally, it might be difficult for shareholders to enforce judgments of United States courts based on civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States in a Canadian court against our company or any of our non-U.S. resident directors, officers or the experts named in the circular or to bring an original action in a Canadian court to enforce liabilities based on the U.S. federal or state securities laws against such persons.

The issuance of the shares pursuant to the Return of Capital Transaction will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and will be made in reliance on Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in exchange for outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. In connection with the hearing for the Interim Order, the Court was informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the shares to be issued pursuant to the Return of Capital Transaction pursuant to Section 3(a)(10) of the U.S. Securities Act. Shareholders are entitled to appear before the Court in connection with their consideration of the Arrangement.

U.S. shareholders should be aware that participating in the Return of Capital Transaction may have certain tax consequences under United States and Canadian law. See the sections entitled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” and “Income Tax Considerations – Certain U.S. Federal Income Tax Considerations” below in this circular. Shareholders should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

Management Proxy Circular and Notice of Special Meeting of Shareholders    Page 15

About Thomson Reuters

Overview

We are a leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers.

We live at a time when the amount of data is overwhelming, the regulatory environment is complex, markets move at breakneck speed and connectivity is expanding around the world. Our customers count on the accuracy of our information, the reliability of our systems and the relevance of our insights to help them navigate the changing worlds of commerce and regulation. We believe our workflow solutions make our customers more productive, by streamlining how they operate. Reuters is renowned for the integrity of its news. The principles of freedom from bias and access to information govern everything that we do.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. Many of our customers utilize our solutions as part of their workflows. We believe this is a significant competitive advantage as it has led to strong customer retention. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

Our business is currently organized as three reportable segments supported by a corporate center:

•	Legal, a provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world;

•	Tax & Accounting, a provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government; and

•

Reuters News, a provider of real-time, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to our former Financial & Risk business (now known as Refinitiv, in which we own a 45% interest).

We are incorporated under the Act. Our principal executive office is located at 333 Bay Street, Suite 400, Toronto, Ontario M5H 2R2, Canada.

F&R Transaction

On October 1, 2018, we closed the F&R Transaction. We retained a 45% interest in the business (now known as Refinitiv). We also maintained full ownership of our Legal, Tax & Accounting and the Reuters News businesses. The F&R Transaction will enable us to focus on expanding our business and accelerating revenue growth in the legal, tax and accounting and regulatory market segments. We received approximately US$17 billion in gross proceeds at closing (subject to purchase price adjustments).

Recent Organizational Changes

Effective July 1, 2018, we began to transition from a product-centric structure to a customer-centric structure. This marks a substantive change in our approach to move decision making closer to the customer so we can better serve our customers with our full suite of offerings. We appointed a Co-Chief Operating Officer to oversee our customer-facing operations, and we will remap our existing Legal and Tax & Accounting business units into the following customer segments:

•	Legal Professionals;

•	Tax Professionals; and

•	Corporates.

Additionally, we will report our global Print business as a separate segment, reflecting the way that we manage the business. Reuters News will continue to be reported as a segment.

We also appointed a Co-Chief Operating Officer with responsibility for Operations & Enablement, who manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development.

We are in the process of implementing these organizational changes, and we expect to report our business under the new structure beginning with our fourth-quarter 2018 results.

Page 16    Management Proxy Circular and Notice of Special Meeting of Shareholders

Future Growth Opportunities for Thomson Reuters

As mentioned above, we recently began to transition from a product-centric structure to a customer-centric structure. One of our strategic priorities is to position new Thomson Reuters for accelerated growth. This will require fundamental changes to how we operate.

We believe that we have significant opportunities to grow our new Legal Professionals, Tax Professionals and Corporates businesses by blending deep domain knowledge with cutting edge software and automation tools. Many of our customers operate on a global scale and their work continues to get more complex, time pressured and economically constrained. We are focused on empowering them with the content, technology and solutions that they need to thrive and become more efficient, enabling them to focus on higher value activities and provide high quality advice and insight to their colleagues and customers. We believe that many of our customers have longstanding relationships with Thomson Reuters and trust us because of our history and dependability, our deep understanding of their businesses and industries, and our provision of services that they can rely on for navigating a rapidly changing, and increasingly complex, digital world.

By redefining our customer segments, we are identifying the key areas where we believe we can create additional and meaningful value for our customers. We are building a dynamic, customer-centric organization and operating model with an aligned talent strategy to better inform how we design our offerings and our go-to-market approach. To become more time and cost efficient, we plan to pursue new internal process and customer-facing simplification initiatives. We are also focused on developing a greater platform approach for our various products and services and are increasingly utilizing artificial intelligence, analytics and the cloud to increase leverage, efficiency, speed and scale, both for our company and our customers. As part of these efforts, we are also concentrating on providing our customers with more digital opportunities to interact and work with us, as well as to improve retention, sales efficiency and the overall customer experience. In line with the new operating model, we are also building a flatter and more productive organization with talent that is expected to be more agile.

Our Legal Professionals, Tax Professionals and Corporates segments comprised approximately 80% of our 2017 revenues from continuing operations and collectively grew 4% organically. To effectively serve our customers and empower their success, we plan to increase investment both organically and through acquisitions in our Legal Professionals, Tax Professionals and Corporate segments. Our already strong positions in these segments, together with increased investment, should result in these segments comprising an increasing percentage of our total revenues, which is expected to lead to higher overall revenue growth for Thomson Reuters.

The information in this section is forward-looking and should be read in conjunction with the section in this document entitled “Forward-Looking Statements”.

Authorized Capital

Our authorized share capital includes an unlimited number of shares and an unlimited number of preference shares, without par value, issuable in series. As of October 15, 2018, there were 557,488,885 shares and 6,000,000 Series II preference shares issued and outstanding. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Management Proxy Circular and Notice of Special Meeting of Shareholders    Page 17

Special Business

The meeting has been called to ask holders of shares of our company to consider and, if deemed advisable, to approve, with or without amendment, the special resolution approving the Arrangement. A copy of the full text of the special resolution and a copy of the Plan of Arrangement are attached as Appendices A and B, respectively, to this circular.

Information Regarding the Return of Capital Transaction

Background to and Reasons for the Return of Capital Transaction

During the negotiation of the F&R Transaction leading up to the signing, management discussed potential uses of the transaction proceeds with the board of directors at scheduled meetings. We committed to return to our shareholders US$10 billion of the proceeds from the F&R Transaction. From March through June 2018, management considered multiple alternatives for returning those proceeds to shareholders in a way that would reduce our company’s outstanding share count and position our company to maintain our dividend amount per share, as well as limit the reduction in the public float and provide returns to our company’s public shareholders in a manner that treats them equally. In considering different options, management consulted Woodbridge, as our principal shareholder. Woodbridge indicated that it was fully supportive of our company’s objective of returning US$10 billion of the gross proceeds from the F&R Transaction to shareholders and wanted to receive its proportionate share of those proceeds in a manner that would be fair to all shareholders of our company. In August, our board of directors determined it would be in the best interests of our company to proceed with the SIB.

On August 28, 2018, we commenced our offer to purchase up to US$9 billion of our shares under our SIB, conditional upon the closing of the F&R Transaction. We indicated that if the number of shares tendered under the SIB was less than the US$9 billion target, the shortfall would be addressed through additional NCIB share repurchases and/or via a distribution to shareholders by way of a return of capital, implemented in conjunction with a proportional share consolidation (or “reverse stock split”), which would reduce the number of outstanding shares on a basis that is proportional to the return of capital and would allow our company to maintain our current dividend per share following the transaction. We are returning the remaining US$1 billion of the gross proceeds from the F&R Transaction through share repurchases under our NCIB. US$748 million of this amount has been repurchased this year through October 15, 2018 and an additional US$252 million of shares is expected to be repurchased later this year and in 2019.

On October 1, 2018, the F&R Transaction closed. The SIB expired the following day. On the morning of October 3, 2018, we announced the preliminary results of the SIB and indicated that we would proceed to take up the shares tendered. We subsequently purchased a total of approximately US$6.5 billion of shares pursuant to the SIB.

On October 6, 2018, our board of directors met to consider whether to complete the distribution of the balance of the F&R Transaction proceeds we had determined to return to shareholders through the SIB by way of additional repurchases of shares under our NCIB and/or by way of a return of capital/share consolidation transaction. After discussion, our board of directors determined that the Return of Capital Transaction would be in the best interests of our company and approved proceeding with it.

In considering whether the Return of Capital Transaction would be in the best interests of our company, our board of directors gave careful consideration to a number of factors, including, without limitation, the following:

•

the Return of Capital Transaction facilitates the distribution on a timely and efficient basis of the balance of the F&R Transaction proceeds that we determined to return to shareholders through the SIB;

•	the Return of Capital Transaction provides for fair treatment of all shareholders;

•	the Return of Capital Transaction permits the distribution of cash on a basis that is generally expected to be tax-free for Canadian tax purposes;

Page 18    Management Proxy Circular and Notice of Special Meeting of Shareholders

•

the Return of Capital Transaction is structured in a way that permits Eligible Opt-Out Shareholders to opt out in the event that they determine (among other relevant considerations) that the tax consequences in the relevant foreign jurisdiction of not participating in the Return of Capital Transaction would be preferable to those associated with participating in the Return of Capital Transaction;

•

implementing the Return of Capital Transaction reduces our company’s share count on a basis proportional to the return of capital distribution and reduces the cash outflow required for our company to pay dividends, but permits our company to maintain its dividend amount per share;

•	participating shareholders wishing to maintain the value of their investment in our company may use the cash they receive to purchase additional shares;

•

the Return of Capital Transaction allows the market price of our shares and other per share market data, such as earnings and dividends per share, to remain comparable before and after the Effective Date;

•	the Return of Capital Transaction is consistent with previous disclosure made to our company’s shareholders regarding the uses of proceeds from the F&R Transaction;

•

after implementing the Return Capital Transaction, our company will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and will continue to have sufficient financial resources to pursue its foreseeable or planned business and strategic opportunities;

•	Woodbridge indicated that it would vote in favour of the Return of Capital Transaction, which meets its objectives of receiving its proportionate share and fairness to all shareholders of our company;

•	the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Return of Capital Transaction to all shareholders; and

•	the Return Capital Transaction is not expected to adversely affect the liquidity of the shares.

The foregoing summary of the factors considered by the board of directors is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its determination to proceed with the Return of Capital Transaction, the board of directors did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion.

We believe that implementing the Return of Capital Transaction represents an appropriate use of our available cash on hand after closing of the F&R Transaction and the SIB for the reasons set forth above.

Recommendation of the Board of Directors

Our board of directors has determined that the Arrangement is in the best interests of our company and unanimously recommends that you vote to approve the Arrangement.

Terms of the Arrangement

Overview

The Arrangement will be effected in accordance with the Plan of Arrangement (attached as Appendix B to this circular) pursuant to section 182 of the Business Corporations Act (Ontario). Subject to obtaining the requisite shareholder approval, obtaining the Final Order from the Court, obtaining TSX and NYSE approvals, and filing of articles of arrangement, the Arrangement will become effective on the Effective Date, expected to be on or about November 27, 2018.

Generally, the Arrangement consists of (i) a cash distribution of US$4.45 per common share, or approximately US$2.5 billion in the aggregate, and (ii) a consolidation of our outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution. As described below, Eligible Opt-Out Shareholders have the right to opt out of the Return of Capital Transaction.

The Return of Capital Transaction will be implemented through the following series of steps, which will occur at the Effective Time and will not require any action to be taken by shareholders:

•	our articles will be amended to create an unlimited number of New Common Shares;

•

each issued and outstanding participating share will be exchanged for (i) the Cash Distribution Per Share, and (ii) a portion of New Common Share equal to the Share Consolidation Ratio, and the participating shares so exchanged will be cancelled;

Management Proxy Circular and Notice of Special Meeting of Shareholders    Page 19

•

in connection with the exchange of participating shares for the Cash Distribution Per Share and New Common Shares, we will deduct from the stated capital of the shares an amount equal to the aggregate stated capital, immediately before the exchange, of the participating shares;

•

we will add to the stated capital account of the New Common Shares an amount in Canadian dollars equal to the difference between (i) the aggregate PUC of the shares of the participating shares immediately before the exchange, and (ii) the Aggregate Cash Distribution Amount as converted into Canadian dollars using the average daily exchange rate as reported by the Bank of Canada on the Effective Date;

•	each New Common Share will be exchanged for one share, and the New Common Shares so exchanged will be cancelled;

•

in connection with the exchange of New Common Shares for shares, we will deduct an amount equal to the aggregate stated capital of the New Common Shares immediately before the exchange from the stated capital of the New Common Shares and we will add that amount to the stated capital of the shares in respect of the shares that are issued in exchange for the New Common Shares; and

•

our articles will be amended to delete the amendments made to the authorized capital of our company pursuant to the Plan of Arrangement, such that our articles as so amended will read as they read immediately before the Effective Time.

The issuance of the shares pursuant to the Return of Capital Transaction will not be registered under the U.S. Securities Act and will be made in reliance on Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in exchange for outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. In connection with the hearing for the Interim Order, the Court was informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the shares to be issued pursuant to the Return of Capital Transaction pursuant to Section 3(a)(10) of the U.S. Securities Act. Shareholders are entitled to appear before the Court in connection with their consideration of the Arrangement. For more information, see the “Court Approval of the Arrangement – Final Order” section of this circular below.

Share Consolidation Ratio
The “Share Consolidation Ratio” will be calculated as follows:
US$X – Cash Distribution Per Share
US$X

where X is the volume weighted average trading price of our shares on the NYSE for the five trading days on which our shares trade on the NYSE immediately preceding the Effective Date.

The Share Consolidation Ratio will be fixed after close of business on the last trading day preceding the Effective Date in order to allow us to consolidate the shares on a basis that is proportional to the return of capital distribution.

Opt-Out Right

Each shareholder (whether registered or non-registered) who is (a) not a resident of Canada for Canadian income tax purposes and is subject to income tax in a jurisdiction other than Canada (and is not exempt from income tax in that jurisdiction) or (b) an individual who is a resident of Canada for Canadian income tax purposes and who is also subject to income tax in a jurisdiction other than Canada as a resident of that other jurisdiction (and is not exempt from income tax in that jurisdiction) (each, an “Eligible Opt-Out Shareholder”) may elect to exercise the opt-out right on the terms set out in the Plan of Arrangement and in the Opt-Out Election and Certification Form, as described herein. The opt-out right is being given to those shareholders because in jurisdictions other than Canada the tax consequences of not participating in the Return of Capital Transaction may be preferable to those associated with participating in the Return of Capital Transaction. For more information, see the “Income Tax Considerations” section of this circular below.

Shares held by a shareholder that has duly exercised the opt-out right will not participate in the Return of Capital Transaction and, as such, will not receive the cash distribution and will continue to hold the same number of shares that it currently holds. Such opting-out shareholders will realize a proportionate increase in their equity and voting interests in our company by virtue of the consolidation of the participating shares under the Return of Capital Transaction.

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We estimate that less than 10% of the issued and outstanding shares are held by shareholders who are eligible to opt out. If all such eligible shareholders exercise their opt-out right, then approximately US$250 million would not be distributed under the Arrangement. We plan to return any such amount not distributed to shareholders through additional NCIB purchases.

An eligible registered shareholder (whether on behalf of itself or on behalf of one or more beneficial holders of shares) may exercise the opt-out right by depositing with the Depositary, prior to the opt-out deadline, a duly completed Opt-Out Election and Certification Form indicating such holder’s election and any such additional documents and instruments as the Depositary or our company may reasonably require. A registered shareholder holding share certificate(s) in its own name will also need to deliver to the Depositary a duly completed and executed Letter of Transmittal and the certificate(s) representing its shares by the opt-out deadline.

Non-registered shareholders who wish to exercise their opt-out right should follow any instructions provided by them by their intermediary (or should contact their intermediary if they did not receive any such instructions).

The opt-out right may only be exercised in respect of all shares held by the ultimate beneficial shareholder. Registered shareholders, other than registered shareholders holding shares for the benefit of one or more beneficial shareholders, may only exercise the opt-out right in respect of all the shares they hold. Registered shareholders holding shares for the benefit of one or more beneficial holders of shares may only exercise the opt-out right, on behalf of each beneficial holder wishing to do so, in respect of all of the shares held by each beneficial holder wishing to opt out.

An Opt-Out Election and Certification Form may be withdrawn by a registered shareholder prior to the opt-out deadline, but is irrevocable thereafter.

Non-registered shareholders should note that their intermediaries may have earlier deadlines for exercising opt-out rights or withdrawing any Opt-Out Election and Certification. Accordingly, such shareholders are urged to contact their intermediaries promptly to learn of the intermediary’s applicable deadlines.

To withdraw an Opt-Out Election and Certification Form, such registered shareholder must provide a written notice of revocation to the Depositary that (i) specifies the name of the shareholder having exercised the opt-out right under the Opt-Out Election and Certification Form to be withdrawn and (ii) is signed by the shareholder in the same manner as the signature on the Opt-Out Election and Certification Form to be withdrawn. If a shareholder does not revoke its election before the opt-out deadline, such shareholder will not be able to transfer its shares for any reason until the completion of the Return of Capital Transaction.

Non-registered shareholders who wish to withdraw an opt-out exercise should follow any instructions provided to them by their intermediary (or should contact their intermediary if they did not receive any such instructions).

As of the Effective Time, each registered opting-out shareholder shall be entitled to receive new DRS statement(s) or share certificate(s) (as applicable) representing its shares reflecting the new CUSIP number for the shares. See the “Exchange Procedure” section of this circular below. The accounts of non-registered opting-out shareholders will be adjusted by their intermediary to reflect the new CUSIP number for the shares.

Any shares in respect of which a duly completed Opt-Out Election and Certification Form has not been deposited with the Depositary prior to the opt-out deadline, or in respect of which any other requirements under the Plan of Arrangement and the Opt-Out Election and Certification Form have not been satisfied, shall be deemed to be participating shares.

Shareholders wishing to exercise their opt-out right should consult with their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

None of Thomson Reuters, our board of directors, the Information Agent or the Depositary makes any recommendation to any shareholder as to whether to opt out of the Return of Capital Transaction. Shareholders are urged to evaluate carefully all information in this circular, the accompanying Letter of Transmittal and Opt-Out Election and Certification Form, and other materials related to the Return of Capital Transaction, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to exercise the opt-out right.

Treatment of Equity-Based Awards

The Return of Capital Transaction has been structured to allow the market price of our shares to remain comparable before and after the Effective Date. As a result, we do not expect that the Return of Capital Transaction will affect the number or value of our outstanding equity-based awards, including stock options, deferred share units, time and performance restricted share units and

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stock appreciation rights. Accordingly, equity-based awards outstanding at the Effective Time are expected to be based on the same terms and conditions as were applicable immediately prior to the Effective Time without the need for any adjustments.

Fractional Shares

Where the aggregate number of shares to be issued to a participating shareholder under the Return of Capital Transaction would result in a fraction of a share being issuable, the number of shares will be rounded down to the nearest whole number and the fractional share that otherwise would be issued to that participating shareholder will be issued to the Depositary (as agent for that purpose) for sale by the Depositary on behalf of that participating shareholder. All shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary will not be obligated to seek or obtain a minimum price for any of the shares sold by it. Each such participating shareholder will receive a pro rata share of the cash proceeds from the sale of the shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Shares and any amount withheld in respect of taxes) in lieu of the fractional interests in the shares themselves. Neither our company nor the Depositary will be liable for any loss arising out of any such sales.

Shares issued pursuant to our dividend reinvestment plan (“DRIP”) and employee stock purchase plans (“ESPP”) which are held by participating shareholders will participate in the Arrangement and any fractional shares resulting therefrom will remain in such holders’ DRIP or ESPP accounts, as applicable.

Exchange Procedure

On or immediately prior to the Effective Date, we will deposit or cause to be deposited with the Depositary, (a) for the benefit of the participating shareholders, the Aggregate Cash Distribution Amount and the shares that such shareholders are entitled to receive under the Arrangement, and (b) for the benefit of the opting-out shareholders, the shares that such shareholders are entitled to receive under the Arrangement. The shares and cash deposited with the Depositary shall be held by the Depositary as agent and nominee for the participating and opting-out shareholders for distribution to such shareholders.

As soon as practicable after the Effective Time, the Depositary shall deliver to each registered participating shareholder a cheque for the portion of the Aggregate Cash Distribution Amount that it is entitled to receive as a result of the return of capital. A registered participating shareholder may instead request that this cash be paid by wire payment and must properly complete any documents and take all action that the Depositary may reasonably require in connection with such request. The Depositary has informed us that they will charge a banking fee of approximately C$50 in connection with any wire transfer. Registered participating shareholders who wish to receive their cash payment by wire transfer should contact the Depositary. Non-registered participating shareholders will receive the distribution through their intermediary.

Through our transfer agent, we will record the effects of the share consolidation under the Arrangement on our company’s share register.

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary or our company may reasonably require, the registered holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time, (i) a new DRS statement (or share certificate), reflecting the new CUSIP for the shares, representing the number of shares such holder is entitled to receive under the Arrangement, and (ii) a cheque for any cash such holder is entitled to receive under the Arrangement for fractional shares. Unless indicated in a shareholder’s Letter of Transmittal, each shareholder will receive a new DRS statement instead of a new physical share certificate reflecting the share consolidation. Until such documents are received by the Depositary and a registered shareholder receives a new DRS statement (or share certificate) representing its shares reflecting the new CUSIP for the shares, share certificates outstanding on the Effective Date will represent the number of shares that the registered shareholder is entitled to hold following the Effective Time. A registered shareholder will not be able to sell or otherwise transfer its shares unless it obtains a new DRS statement (or share certificate) representing its shares following the Arrangement.

Registered shareholders holding their shares through DRS are not required to submit a Letter of Transmittal. Our transfer agent, Computershare Trust Company of Canada, will update such shareholder’s DRS position to reflect the number of shares such holder is entitled to receive under the Arrangement and such shareholder will be entitled to receive a new DRS statement and a cheque for any cash such holder is entitled to receive under the Arrangement for fractional shares.

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If you are a non-registered shareholder, the effects of the Arrangement will be recorded in your account by your intermediary. You should contact your intermediary if you have any questions regarding this process.

DRS Statements

DRS is a system that allows registered shareholders to hold their shares in ‘‘book-entry’’ form without having physical share certificates issued as evidence of ownership. Instead, shares will be held in the name of registered shareholders and registered electronically in our company’s share register, which will be maintained by our transfer agent. The first time the shares are recorded under DRS (upon completion of the consolidation) for registered shareholders who currently hold share certificates, such shareholders will receive an initial DRS statement acknowledging the number of shares held in their DRS account. Any time that there is movement of shares into or out of a registered shareholder’s DRS account, an updated DRS statement will be mailed. Registered shareholders may request a statement at any time by contacting our transfer agent. There is no fee to participate in DRS and dividends will not be affected by DRS.

Currency

The Aggregate Cash Distribution Amount and any cash payable in respect of fractional share entitlements will be denominated in U.S. dollars. The Depositary’s currency exchange services will be used to convert payment of these amounts that each registered participating shareholder is entitled to receive based on the address of record of such shareholder. Each registered participating shareholder with an address within the U.S. or any other country outside of Canada and the United Kingdom will receive payment in U.S. dollars. Each registered participating shareholder with an address in Canada will receive payment in Canadian dollars. Each registered participating shareholder with an address in United Kingdom will receive payment in British Pounds. There is no additional fee payable by registered participating shareholders in relation to such conversions of payments. A shareholder may request that its portion of the Aggregate Cash Distribution Amount and any cash payable in respect of fractional share entitlements be paid in a different currency from that specified above. The shareholder should contact the Depositary in connection with such request.

The exchange rates that will be used to convert payments from U.S. dollars into Canadian dollars and into British Pounds will be the rates established by Computershare Trust Company of Canada, in its capacity as the foreign exchange service provider, on the date that the funds are converted, which rates will be based on the prevailing market rates on such date. The risk of any fluctuations in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the registered participating shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

Non-registered participating shareholders should contact their intermediary in connection with the currency of payment.

Lost, Stolen or Destroyed Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the registered shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange therefor, the shares and/or the cash amount that such registered shareholder is entitled to receive under the Arrangement. When authorizing the delivery of such shares and/or cash in exchange for any lost, stolen or destroyed certificate, the registered shareholder to whom such shares and/or cash are being delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Depositary and the company in such sum as the Depositary or we may direct or otherwise indemnify the Depositary and the company in a manner satisfactory to the Depositary and the company against any claim that may be made against the Depositary or the company with respect to the certificate alleged to have been lost, stolen or destroyed.

Withholding Rights

Thomson Reuters and the Depositary shall be entitled to deduct and withhold from any payment, dividend, distribution or consideration otherwise payable to any registered shareholder such amounts as Thomson Reuters or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Internal Revenue Code of 1986, as amended, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Thomson Reuters and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Thomson Reuters or the

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Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and Thomson Reuters or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

Plan Amendments

The Plan of Arrangement may, at any time before or after the meeting, but not later than the Effective Time, be amended, modified and/or supplemented and any such amendment, modification or supplement will be effected in accordance with the terms of the Plan of Arrangement.

Dividends

Q4 2018 Dividend

A quarterly dividend of US$0.35 per share is payable on December 17, 2018 to shareholders of record as of November 15, 2018 (the “Q4 2018 Dividend”). As the Return of Capital Transaction will not become effective until after the dividend record date, it will not affect the Q4 2018 Dividend. You will receive a Q4 2018 Dividend of US$0.35 on each share you hold as of the dividend record date. We do not expect that the completion of the Return of Capital Transaction will affect the amount or timing of future dividends per share.

Temporary Suspension of the DRIP

Due to administrative complexities associated with the timing of the proposed Return of Capital Transaction, Thomson Reuters is temporarily suspending its DRIP solely for the Q4 2018 Dividend. This means that even if shareholders previously elected to reinvest their cash dividends in additional Thomson Reuters shares, their Q4 2018 Dividend will not be reinvested but will be paid in cash. Thomson Reuters plans to resume the DRIP in connection with future dividends after completion of the Return of Capital Transaction. This temporary suspension of the DRIP will not have an impact on shareholders who currently receive their dividends in cash.

Stock Exchange Listings

Our shares are listed on NYSE and the TSX under the symbol “TRI”. The Return of Capital Transaction has been structured to allow the market price of our shares and other per share market data, such as earnings and dividends per share, to remain comparable before and after the Effective Date. The post-consolidation shares are expected to begin trading on the TSX and NYSE when markets open on the Effective Date. Completion of the Return of Capital Transaction is subject to fulfilling all of the requirements of the TSX and the NYSE.

Required Shareholder Approval

Shareholders are asked to consider and, if considered appropriate, to pass, with or without variation, the special resolution. The special resolution must be passed by not less than two-thirds (more than 66.6%) of votes cast by shareholders, in person or by proxy. The board of directors recommends that shareholders vote to approve the special resolution for the factors set out in the “Background to and Reasons for the Return of Capital Transaction” section of this circular. It is the intention of our directors designated in the enclosed form of proxy to vote the shares in respect of which they are appointed proxy to approve the special resolution unless a shareholder has specified in its proxy that the shareholder’s shares are to be voted against the special resolution.

Our principal and controlling shareholder, Woodbridge, holds, directly and indirectly, approximately 64% of the shares and has advised us that it intends to vote all of its shares in favour of the special resolution. Accordingly, we expect the resolution will be approved.

Court Approval of the Arrangement

Interim Order

We obtained the Interim Order from the Court on October 12, 2018. The Interim Order provides, among other things, that we are authorized to call, hold and conduct the meeting in the manner set forth in the Interim Order, and at the time and place set forth in the Notice, for the shareholders to consider and, if deemed advisable, pass, the special resolution. The Interim Order is attached as Appendix C to this circular.

Final Order

Pursuant to the Act, the Arrangement requires approval of the Court. If shareholders approve the special resolution at the meeting, we expect to make an application for the Final Order at 10:00 a.m. (Toronto time) on November 20, 2018, or as soon

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thereafter as is reasonably practicable, before the Court at 330 University Avenue, Toronto, Ontario. At the hearing for the Final Order, approval by the Court may be granted if the Court determines that the Arrangement meets the requirements of the Interim Order and the Act, that nothing has been done or purported to be done that is not authorized by the Act, and that the Arrangement is fair and reasonable. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with those terms and conditions, if any, as the Court deems fit. The Notice of Application for the Final Order is attached as Appendix D to this circular.

In connection with the hearing for the Interim Order, the Court was informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the shares to be issued pursuant to the Return of Capital Transaction pursuant to Section 3(a)(10) of the U.S. Securities Act. Shareholders are entitled to appear before the Court in connection with their consideration of the Arrangement.

Filing of Articles of Arrangement

The Arrangement will take place on the date shown on the certificate of arrangement to be endorsed by the Director appointed under the Act. We will announce the expected Effective Date after the meeting. In the event that shareholder approval is not given to the Arrangement, the TSX or the NYSE do not approve the Arrangement, the Final Order is not granted or our board of directors otherwise decides to revoke the special resolution prior to the Arrangement coming into force, the articles of arrangement will not be filed and the Arrangement will not be effective.

Interest of Certain Persons in Matters to be Acted Upon

Certain directors and officers who are Eligible Opt-Out Shareholders have informed the company that they intend to opt out of the Return of Capital Transaction. Other than as set forth above, no person who has been a director or an officer of our company since the beginning of our company’s most recently completed financial year, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

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Principal Shareholder

As of October 15, 2018, Woodbridge beneficially owned 362,404,539 of our shares, or approximately 64% of our outstanding shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Note 29 to our 2017 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2017 and 2016.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our shares.

Risk Factors

The completion of the Return of Capital Transaction is subject to a number of conditions precedent, some of which are outside the control of our company, including receipt of approval of the applicable special resolution by the shareholders and the approval of the Court, the TSX and the NYSE. There can be no certainty, nor can our company provide any assurance, that these conditions precedent will be satisfied or, if satisfied, when they will be satisfied.

There can be no assurance that calculating the Share Consolidation Ratio using the volume weighted average trading price of our shares on the NYSE will result in a share consolidation that is exactly proportional to the Aggregate Cash Distribution Amount.

There can be no assurance that the trading price of our shares will remain comparable before and after the Return of Capital Transaction. Furthermore, the liquidity of our shares could be adversely affected by the reduced number of shares that would be outstanding after the Return of Capital Transaction.

The Return of Capital Transaction may result in some shareholders owning “odd lots” of fewer than 100 shares. Odd lots may be more difficult to sell or involve greater transaction costs, including higher brokerage commissions.

Shareholders who do not hold a sufficient number of our shares to receive at least one share under the Arrangement will not have a continuing interest in our company upon completion of the Return of Capital Transaction.

Notwithstanding the shareholders approving the Arrangement, the board of directors will retain the discretion not to proceed with the Return of Capital Transaction if it determines that such transaction is no longer in the best interests of our company.

There are certain costs related to the Return of Capital Transaction, such as legal and accounting fees incurred, that must be paid even if the Return of Capital Transaction is not completed.

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Depositary

We have retained the services of Computershare Trust Company of Canada as the Depositary for the receipt of the Letters of Transmittal, the Opt-Out Election and Certification Forms and the certificates representing the shares and for the delivery and payment of the consideration payable as a result of the Return of Capital Transaction. The Depositary will receive reasonable and customary compensation for its services in connection with the Return of Capital Transaction, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

Information Agent

We have retained the services of D.F. King as the Information Agent to solicit proxies from shareholders for the meeting for a fee of approximately US$25,000. The Information Agent will be reimbursed for certain reasonable out-of-pocket expenses. All costs of the solicitation will be borne by the company.

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Income Tax Considerations

Certain Canadian Federal Income Tax Considerations

General

In the opinion of Torys LLP, the following summary describes, as of the date hereof, certain of the material Canadian federal income tax considerations under the Tax Act of the Return of Capital Transaction generally applicable to shareholders.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (referred to in this part as the Tax Proposals) and counsel’s understanding of the current administrative polices and assessing practices of the Canada Revenue Agency which have been published in writing prior to the date hereof. The summary assumes that all of the Tax Proposals will be implemented in the form proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative policies and practices, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not applicable to a shareholder (i) that is a “financial institution” for the purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution”, (iii) that reports its “Canadian tax results” in a currency other than Canadian dollars, (iv) an interest in which is a “tax shelter investment”, or (v) that has entered into a “derivative forward agreement” or a “dividend rental arrangement” as defined in the Tax Act in respect of the shares, as each of those terms is defined in the Tax Act. This summary is also not applicable to a shareholder that acquired shares pursuant to the exercise of an employee stock option and whose shares participate in the Return of Capital Transaction. All of the foregoing shareholders should consult their own tax advisors regarding their particular circumstances.

This summary is not exhaustive of all Canadian federal income tax considerations. Further, this summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder and no representation is made with respect to the income tax consequences to any particular shareholder. Accordingly, shareholders should consult their own tax advisors concerning the application and effect of the income and other taxes of any country, province, territory, state or local tax authority, having regard to their particular circumstances.

Canadian Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of a share must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Shareholders Resident in Canada

The following portion of the summary is, subject to the discussion under “General” above, applicable to a shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada, deals at arm’s length with, and is not affiliated with, Thomson Reuters, holds its shares as capital property and is not exempt from tax under Part I of the Tax Act (referred to in this part as a “Canadian Resident Shareholder”). The shares will generally be considered to be capital property to a Canadian Resident Shareholder provided that the Canadian Resident Shareholder does not hold the shares in the course of carrying on a business of buying and selling shares and has not acquired the shares in a transaction considered to be an adventure or concern in the nature of trade. Certain Canadian Resident Shareholders that might not otherwise be considered to hold their shares as capital property may, in certain circumstances, be entitled to have the shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Canadian Resident Shareholders in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Canadian Resident Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable having regard to their particular circumstances.

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Exchange of Shares for Cash and New Common Shares

Pursuant to the Return of Capital Transaction, each participating shareholder will exchange their shares for cash and New Common Shares. The following portion of this summary describes the principal Canadian federal income tax considerations generally applicable to a Canadian Resident Shareholder on the exchange of shares for cash and New Common Shares.

On the exchange of shares for cash and New Common Shares pursuant to the Return of Capital Transaction, a Canadian Resident Shareholder will be deemed to have received a taxable dividend on the shares so exchanged equal to the amount, if any, by which (i) the sum of the amount of the cash received by the Canadian Resident Shareholder on the exchange and the amount of the PUC of the New Common Shares received by the Canadian Resident Shareholder on the exchange, exceeds (ii) the amount of the PUC of the shares so exchanged immediately prior to the exchange. The estimated PUC of the shares at the date of this circular is C$13.36 per share. Pursuant to the Return of Capital Transaction, the aggregate PUC of the New Common Shares will be an amount that is not greater than the difference between the PUC of the shares to be exchanged and the Aggregate Cash Distribution Amount to be received in respect of the shares to be exchanged. Accordingly, based on the foregoing, Thomson Reuters does not anticipate that any deemed dividend will arise on the exchange of shares for cash and New Common Shares pursuant to the Return of Capital Transaction.

On the exchange of shares for cash and New Common Shares pursuant to the Return of Capital Transaction, a Canadian Resident Shareholder will be deemed to have acquired the New Common Shares acquired by it pursuant to the Return of Capital Transaction at a cost equal to the amount, if any, by which the adjusted cost base to such Canadian Resident Shareholder of its shares immediately prior to the exchange exceeds the amount of cash received by the Canadian Resident Shareholder for its shares pursuant to the Return of Capital Transaction.

Capital Gain/Loss

On the exchange of shares for cash and New Common Shares pursuant to the Return of Capital Transaction, a Canadian Resident Shareholder will be deemed to have disposed of its shares for proceeds of disposition equal to the amount by which (i) the greater of the adjusted cost base of such shares immediately before the exchange and the amount of the cash received by the Canadian Resident Shareholder on the exchange, exceeds (ii) the amount of any taxable dividend deemed to have been received by the Canadian Resident Shareholder on such shares as described above. As noted above, Thomson Reuters does not anticipate that any deemed dividend will arise on the exchange of shares for cash and New Common Shares pursuant to the Return of Capital Transaction, in which case a Canadian Resident Shareholder will be deemed to have disposed of its shares for proceeds of disposition equal to the greater of the adjusted cost base of such shares immediately before the exchange and the amount of the cash received by the Canadian Resident Shareholder in respect of its shares on the exchange. A Canadian Resident Shareholder will realize a capital gain (or loss) to the extent that the deemed proceeds of disposition of its shares exceed (or are less than) the adjusted cost base of the shares immediately before the Effective Time.

Taxation of Capital Gains and Losses

Generally, a Canadian Resident Shareholder will be required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the provisions of the Tax Act, a Canadian Resident Shareholder must deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Canadian Resident Shareholder in that year, and any excess may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years.

The amount of a capital loss realized on the disposition of a share by a Canadian Resident Shareholder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by the amount of dividends received or deemed to be received on the shares. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or trust. Canadian Resident Shareholders who may be affected by these rules are urged to consult with their own tax advisors in this regard.

A Canadian Resident Shareholder who is an individual, including most trusts, may have all or a portion of any capital loss on the disposition of shares pursuant to the Return of Capital Transaction denied if the “superficial loss” rules in the Tax Act apply. This may arise where the Canadian Resident Shareholder (or a person affiliated with the Canadian Resident Shareholder for purposes of the Tax Act) acquires additional shares in the period commencing 30 days prior to, and ending 30 days after, the disposition of the shares pursuant to the Return of Capital Transaction. Canadian Resident Shareholders are urged to consult their own tax advisors with respect to the “superficial loss” rules.

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Similarly, a Canadian Resident Shareholder that is a corporation may have all or a portion of any capital loss on the sale of the shares pursuant to the Return of Capital Transaction suspended if it (or a person affiliated with it for purposes of the Tax Act) acquires additional shares in the period commencing 30 days prior, and ending 30 days after, the disposition of shares pursuant to the Return of Capital Transaction. A Canadian Resident Shareholder that is a corporation is urged to consult its own tax advisors with respect to the “suspended loss” rules.

A Canadian Resident Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains (but not dividends, or deemed dividends, that are deductible in computing taxable income).

Alternative Minimum Tax

A capital gain realized, or a dividend received (or deemed to be received) by a Canadian Resident Shareholder who is an individual, including a trust (other than certain specified trusts), as a result of the disposition of shares pursuant to the Return of Capital Transaction may give rise to a liability for alternative minimum tax. Such Canadian Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax rules set out in the Tax Act.

Exchange of New Common Shares for Shares

As part of the Return of Capital Transaction, each New Common Share held by a participating shareholder will be exchanged for one share. Canadian Resident Shareholders will be deemed not to have disposed of the New Common Shares on such exchange.

The aggregate adjusted cost base of the shares acquired by a Canadian Resident Shareholder on such exchange will be equal to the Canadian Resident Shareholder’s aggregate adjusted cost base of its New Common Shares immediately before such exchange.

Dividends on Shares (Post-Arrangement)

Dividends received, or deemed to be received, by a Canadian Resident Shareholder on its shares after the Return of Capital Transaction will be included in computing the Canadian Resident Shareholder’s income for the purposes of the Tax Act. In the case of a Canadian Resident Shareholder who is an individual (other than certain trusts), such dividends will generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to “taxable dividends” received from “taxable Canadian corporations”, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated as “eligible dividends” for these purposes (all within the meaning of the Tax Act).

Dividends received, or deemed to be received, on shares by a Canadian Resident Shareholder who is an individual (including certain trusts) may result in such Canadian Resident Shareholder being liable for alternative minimum tax under the Tax Act. Canadian Resident Shareholders who are individuals should consult their own tax advisors in this regard.

Dividends received, or deemed to be received, by a Canadian Resident Shareholder that is a corporation on its shares after the Return of Capital Transaction will be required to be included in computing the corporation’s income, but such dividends will generally be deductible in computing the corporation’s taxable income, subject to certain limitations in the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian Resident Shareholder that is a corporation as proceeds of disposition or a capital gain. Canadian Resident Shareholders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Canadian Resident Shareholder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable to pay a refundable tax on dividends received or deemed to be received on the shares to the extent such dividends are deductible in computing the Canadian Resident Shareholder’s taxable income.

Dispositions of Shares (Post-Arrangement)

A disposition by a Canadian Resident Shareholder of shares after the Return of Capital Transaction (including dispositions arising in connection with the treatment of fractional share entitlements) generally will result in a capital gain (or a capital loss) to such Canadian Resident Shareholder to the extent that the proceeds of disposition received exceed (or are exceeded by) the total of the Canadian Resident Shareholder’s adjusted cost base of the shares and any reasonable costs of disposition. The tax treatment of capital gains and capital losses is discussed in this portion of the summary under the heading “Taxation of Capital Gains and Losses”.

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Non-Canadian Resident Shareholders

The following portion of the summary is, subject to the discussion under “General” above, applicable to a shareholder who, for purposes of the Tax Act and at all relevant times: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, its shares in connection with carrying on a business in Canada, (iii) deals at arm’s length with, and is not affiliated with, Thomson Reuters, and (iv) is not an insurer that carries on an insurance business in Canada and elsewhere (referred to in this part as a “Non-Canadian Resident Shareholder”).

Exchange of Shares for Cash and New Common Shares

Pursuant to the Return of Capital Transaction, Non-Canadian Resident Shareholders that participate in the Return of Capital Transaction (those that do not elect to opt out) will exchange their shares for cash and New Common Shares. The following portion of this summary describes the principal Canadian federal income tax considerations generally applicable to a Non-Canadian Resident Shareholder on the exchange of shares for cash and New Common Shares.

On the exchange of shares for cash and New Common Shares pursuant to the Return of Capital Transaction, a Non-Canadian Resident Shareholder will be deemed to have received a taxable dividend on the shares so exchanged equal to the amount, if any, by which (i) the sum of the amount of the cash received by the Non-Canadian Resident Shareholder on the exchange and the amount of the PUC of the New Common Shares received by the Non-Canadian Resident Shareholder on the exchange, exceeds (ii) the amount of the PUC of the shares so exchanged immediately prior to the exchange. The estimated PUC of the shares at the date of this circular is C$13.36 per share. Pursuant to the Return of Capital Transaction, the aggregate PUC of the New Common Shares will be an amount that is not greater than the difference between the PUC of the shares to be exchanged and the Aggregate Cash Distribution Amount to be received in respect of the shares to be exchanged. Accordingly, based on the foregoing, Thomson Reuters does not anticipate that any deemed dividend will arise on the exchange of shares for cash and New Common Shares by a Non-Canadian Resident Shareholder pursuant to the Return of Capital Transaction. On that basis, there will not be any Canadian withholding tax on that exchange.

On the exchange of shares for cash and New Common Shares pursuant to the Return of Capital Transaction, a Non-Canadian Resident Shareholder will be deemed to have acquired the New Common Shares acquired by it pursuant to the Return of Capital Transaction at a cost equal to the amount, if any, by which the adjusted cost base to such Non-Canadian Resident Shareholder of its shares immediately prior to the exchange exceeds the amount of cash received by the Non-Canadian Resident Shareholder for its shares pursuant to the Return of Capital Transaction.

Capital Gain/Loss

On the exchange of shares for cash and New Common Shares pursuant to the Return of Capital Transaction, a Non-Canadian Resident Shareholder will be deemed to have disposed of its shares for proceeds of disposition equal to the amount by which (i) the greater of the adjusted cost base of such shares immediately before the exchange and the amount of the cash received by the Non-Canadian Resident Shareholder on the exchange, exceeds (ii) the amount of any taxable dividend deemed to have been received by the Non-Canadian Resident Shareholder on such shares as described above. As noted above, Thomson Reuters does not anticipate that any deemed dividend will arise on the exchange of shares for cash and New Common Shares pursuant to the Return of Capital Transaction, in which case a Non-Canadian Resident Shareholder will be deemed to have disposed of its shares for proceeds of disposition equal to the greater of the adjusted cost base of such shares immediately before the exchange and the amount of the cash received by the Non-Canadian Resident Shareholder in respect of its shares on the exchange. A Non-Canadian Resident Shareholder will realize a capital gain (or loss) to the extent that the deemed proceeds of disposition of its shares exceed (or are less than) the adjusted cost base of the shares immediately before the Effective Time.

Taxation of Capital Gains and Losses

A Non-Canadian Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of shares pursuant to the Return of Capital Transaction unless the shares are “taxable Canadian property” to the Non-Canadian Resident Shareholder at the time of such disposition and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Generally, provided the shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at the time of disposition, the shares will not constitute taxable Canadian property to a Non-Canadian Resident Shareholder, unless, at any time during the 60-month period immediately preceding the disposition, (a) the Non-Canadian Resident Shareholder, persons with whom the Non-Canadian Resident Shareholder did not deal at arm’s length, partnerships in which the Non-Canadian Resident Shareholder or such non-arm’s length persons holds a membership interest directly or indirectly, or the Non-Canadian Resident Shareholder together with all

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such foregoing persons, owned 25% or more of the issued shares or any other issued class of Thomson Reuters’s shares AND (b) more than 50% of the fair market value of the shares was derived directly or indirectly from any one or combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not that property exists. A share may also be deemed to be taxable Canadian property to a Non-Canadian Resident Shareholder in certain circumstances specified in the Tax Act.

Even if a share is taxable Canadian property to a Non-Canadian Resident Shareholder, any gain realized on a disposition of the share may be exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Non-Canadian Resident Shareholders should consult their own tax advisors in this regard.

In the event a share is taxable Canadian property to a Non-Canadian Resident Shareholder at the time of disposition and the capital gain realized on the disposition of the share is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty, the tax consequences in respect of capital gains described above under “Shareholders Resident in Canada – Taxation of Capital Gains and Losses” will generally apply.

Exchange of New Common Shares for Shares

As part of the Return of Capital Transaction, each New Common Share held by a participating shareholder will be exchanged for one share. Non-Canadian Resident Shareholders will be deemed not to have disposed of the New Common Shares on such exchange.

The aggregate adjusted cost base of the shares acquired by a Non-Canadian Resident Shareholder on such exchange will be equal to the Non-Canadian Resident Shareholder’s aggregate adjusted cost base of its New Common Shares immediately before such exchange.

Dividends on Shares (Post-Arrangement)

Dividends on shares that are paid or credited, or that are deemed to be paid or credited, to a Non-Canadian Resident Shareholder after the Return of Capital Transaction will be subject to Canadian withholding tax at the rate of 25% of the gross amount of such dividends. This rate may be reduced under the provisions of an applicable tax treaty. For example, under the U.S. Treaty, a Non-Canadian Resident Shareholder that is a resident of the United States for the purposes of the U.S. Treaty and entitled to full benefits thereunder will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.

Dispositions of Shares (Post-Arrangement)

A Non-Canadian Resident Shareholder will generally not be subject to tax under the Tax Act on any gain realized on a disposition of shares after the Return of Capital Transaction (including dispositions arising in connection with the treatment of fractional share entitlements), unless the shares are taxable Canadian property of the Non-Canadian Resident Shareholder at the time of disposition and the Non-Canadian Resident Shareholder is not entitled to relief under an applicable tax treaty. For additional details, see the discussion in this portion of the summary under the heading “Non-Canadian Resident Shareholders that Participate in the Return of Capital Transaction – Taxation of Capital Gains and Losses”.

Shareholders that do not Participate in the Return of Capital Transaction

Shareholders, whether Canadian Resident Shareholders or Non-Canadian Resident Shareholders, that do not participate in the Return of Capital Transaction will not incur any Canadian federal income tax liability solely as a result of the consummation of the Return of Capital Transaction.

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Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of the Return of Capital Transaction to shareholders. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, and administrative and judicial interpretations, all as of the date hereof, and all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to a particular shareholder in light of the shareholder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. Different rules that are not discussed below may apply to some shareholders subject to special tax rules, such as partnerships (or entities classified as partnerships for U.S. federal income tax purposes), insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers or traders in securities or currencies, persons that hold shares as a position in a “straddle” or as part of a “hedge”, “conversion transaction” or other integrated investment, persons who received shares as compensation, persons who own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding shares of our company, U.S. Holders (as defined below) whose functional currency is other than the United States dollar, Non-U.S. Holders (as defined below) who hold shares in connection with a trade or business conducted in the United States, or Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the Return of Capital Transaction. This summary does not address any state, local, or non-U.S. tax or alternative minimum tax considerations that may be relevant to a shareholder’s participation in the Return of Capital Transaction. This summary assumes shares are held as capital assets within the meaning of Section 1221 of the Code. This summary further assumes that all payments made to shareholders who participate in the Return of Capital Transaction will be made in U.S. dollars.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE RETURN OF CAPITAL TRANSACTION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

A U.S. Holder is a beneficial owner of shares who is:

•	a citizen or individual resident of the United States;

•

a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) otherwise has validly elected to be treated as a U.S. domestic trust for U.S. federal income tax purposes.

A Non-U.S. Holder is a beneficial owner of shares who is not a U.S. Holder.

The U.S. federal income tax treatment of a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds shares will depend on the status of the partner and the activities of the partnership. Prospective participants in the Return of Capital Transaction that are partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) are urged to consult their own tax advisors concerning the U.S. federal income tax consequences to them of participating in the Return of Capital Transaction.

Tax Consequences to U.S. Holders Who Participate in the Return of Capital Transaction

The U.S. federal income tax consequences to a U.S. Holder who participates in the Return of Capital Transaction depend on whether any other shareholder elects to exercise the opt-out right. If no shareholder elects to exercise the opt-out right, then the full amount of cash received by each U.S. Holder who participates in the Return of Capital Transaction will be treated as a taxable distribution to such holder, as described below under “Distribution in Respect of Shares.” No shareholder has provided a firm commitment to our company to opt out of the Return of Capital Transaction, however, and no assurance can be provided that the foregoing tax consequences will not apply to U.S. Holders who participate in the Return of Capital Transaction. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of the Return of Capital Transaction if no shareholder elects to opt out. The following discussion assumes that at least some shareholders elect to opt out of the Return of Capital Transaction, so that the foregoing tax consequences do not apply to U.S. Holders who participate in the Return of Capital Transaction.

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Treatment of the Return of Capital Transaction

We believe the return of capital distribution in conjunction with the share consolidation should be combined for U.S. federal income tax purposes so that the Return of Capital Transaction is treated as a redemption by our company of participating shares for cash, although the matter is not entirely free from doubt. The following discussion assumes that the foregoing tax treatment as a redemption is correct.

Our company’s redemption of shares from a U.S. Holder in the Return of Capital Transaction will be treated either as a sale of the shares or as a distribution by our company, depending upon the circumstances at the time of the Return of Capital Transaction. The redemption will be treated as a sale if (a) the redemption results in a “complete redemption” of the U.S. Holder’s equity interest in our company, (b) the receipt of cash by the U.S. Holder is “not essentially equivalent to a dividend”, or (c) as a result of the redemption there is a “substantially disproportionate” reduction in the U.S. Holder’s equity interest in our company, each within the meaning of Section 302(b) of the Code, as described below (referred to as the “Section 302 Tests”). The redemption of shares from a particular U.S. Holder will be treated as a distribution if none of the Section 302 Tests is satisfied with respect to such holder.

In applying the Section 302 Tests, the constructive ownership rules of Section 318 of the Code apply. Thus, a U.S. Holder is treated as owning not only shares actually owned by the U.S. Holder but also shares actually (and in some cases constructively) owned by others. Under the constructive ownership rules, a U.S. Holder will be considered to own shares owned, directly or indirectly, by certain members of the U.S. Holder’s family and by certain entities (such as corporations, partnerships, trusts, and estates) in which the U.S. Holder has an equity interest, as well as shares that the U.S. Holder has an option to purchase.

•

Complete Redemption. The redemption of shares in the Return of Capital Transaction will result in a “complete redemption” of the U.S. Holder’s interest in our company if, immediately after the Return of Capital Transaction, either (1) the U.S. Holder owns, actually and constructively, no shares; or (2) the U.S. Holder actually owns no shares and effectively waives constructive ownership of any constructively owned shares under the procedures described in Section 302(c)(2) of the Code. U.S. Holders who desire to file such a waiver are urged to consult their own tax advisors.

•

Not Essentially Equivalent to a Dividend. The redemption of shares in the Return of Capital Transaction will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. Holder’s proportionate interest in our company. Whether a U.S. Holder meets this test will depend on relevant facts and circumstances. In measuring the change, if any, in a U.S. Holder’s proportionate interest in our company, the meaningful reduction test is applied by taking into account all shares redeemed in the Return of Capital Transaction, including shares redeemed from other shareholders.

The U.S. Internal Revenue Service (“IRS”) has held in a published ruling that, under the particular facts of the ruling, a small reduction in the percentage share ownership of a small minority shareholder in a publicly and widely held corporation who did not exercise any control over corporate affairs constituted a “meaningful reduction”. If, taking into account the constructive ownership rules of Section 318 of the Code, a U.S. Holder owns shares that constitute only a minimal interest in our company, and such holder does not exercise any control over the affairs of our company, then any reduction in the U.S. Holder’s percentage ownership interest in our company should constitute a “meaningful reduction”. Such participating U.S. Holder should, under these circumstances, be entitled to treat the redemption of such holder’s shares in the Return of Capital Transaction as a sale for U.S. federal income tax purposes. Shareholders are urged to consult their own tax advisors with respect to the application of the “not essentially equivalent to a dividend” test in their particular circumstances.

•

Substantially Disproportionate. The redemption of shares in the Return of Capital Transaction will be “substantially disproportionate” as to a U.S. Holder if the percentage of the then outstanding shares actually and constructively owned by such U.S. Holder immediately after the Return of Capital Transaction is less than 80% of the percentage of the outstanding shares actually and constructively owned by such U.S. Holder immediately before the Return of Capital Transaction. Shareholders are urged to consult their own tax advisors with respect to the application of the “substantially disproportionate” test in their particular circumstances.

It may be possible for a participating U.S. Holder to satisfy one of the Section 302 Tests by contemporaneously selling or otherwise disposing of all or some of the shares that such U.S. Holder actually or constructively owns that are not redeemed in the Return of Capital Transaction. Correspondingly, a participating U.S. Holder may not be able to satisfy one of the Section 302 Tests because of contemporaneous acquisitions of shares by such U.S. Holder or a related party whose shares are attributed to such U.S. Holder. Shareholders are urged to consult their own tax advisors regarding the tax consequences of such sales or acquisitions in their particular circumstances.

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Sale of Shares

If any of the Section 302 Tests is satisfied by a U.S. Holder, then such holder generally will recognize taxable gain or loss equal to the difference between the amount of cash received in the Return of Capital Transaction (without reduction for withholding tax, if any) and such holder’s adjusted tax basis in the shares deemed to be redeemed. A U.S. Holder’s adjusted tax basis in such shares generally will be the amount paid to acquire the shares. Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the shares is longer than one year at the time of the redemption. Any long-term capital gain recognized by a non-corporate U.S. Holder generally will be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. U.S. Holders who acquired different blocks of shares at different times or at different prices are urged to consult their own tax advisors regarding the application of the foregoing rules in their particular circumstances.

Distribution in Respect of Shares

If none of the Section 302 tests is satisfied by a U.S. Holder, then the full amount of cash received in the Return of Capital Transaction (without reduction for withholding tax, if any) will be treated as a distribution with respect to such holder’s shares. The tax basis of the U.S. Holder’s shares deemed to be redeemed will be added to the tax basis of such holder’s remaining shares. This distribution will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The dividend will be includible in a U.S. Holder’s gross income without reduction for the tax basis of the redeemed shares, and no current loss will be recognized. To the extent that the amount received exceeds a U.S. Holder’s share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent of such U.S. Holder’s tax basis in such shares and then as capital gain from the sale or exchange of such shares. However, because we do not calculate earnings and profits under U.S. federal income tax principles, U.S. Holders should expect the entire amount of cash received in the Return of Capital Transaction to be taxed as a dividend if such amount is treated as a distribution as described above.

Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore will be taxable at rates applicable to long-term capital gains, provided that certain holding period and other requirements are satisfied. The amount of the dividend will be treated as foreign-source dividend income for U.S. foreign tax credit purposes. Any dividends paid will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Passive Foreign Investment Company Rules

We believe that our company is not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. However, because PFIC status depends upon the composition of our company’s income and assets from time to time, no assurance can be provided that our company has not been, and will not be, a PFIC for any taxable year. If our company were a PFIC for any taxable year in which a U.S. Holder held shares, then the U.S. federal income tax consequences to such holder of participating in the Return of Capital Transaction could differ materially and adversely from those described above. Such holder could be subject to additional U.S. federal income tax on gain recognized with respect to the shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. A non-corporate U.S. Holder would not be eligible for reduced rates of taxation on any dividends received from our company if we were a PFIC for the taxable year in which such dividends were paid or for the preceding taxable year. U.S. Holders are urged to consult their own tax advisors regarding the adverse tax consequences if our company were a PFIC for any relevant taxable year.

Tax Consequences to Non-U.S. Holders Who Participate in the Return of Capital Transaction

Non-U.S. Holders generally will not be subject to U.S. federal income taxation as a result of participating in the Return of Capital Transaction. The U.S. federal income tax laws applicable to the Return of Capital Transaction are, however, complex. Non-U.S. Holders are urged to consult their own tax advisors concerning the application of U.S. federal, state, local and non-U.S. income tax laws in their particular circumstances.

Tax Consequences to Shareholders Who Opt Out of the Return of Capital Transaction

We believe that the Return of Capital Transaction is not pursuant to a plan to periodically increase any shareholder’s proportionate interest in our assets or earnings and profits. Assuming this is correct, shareholders (including Non-U.S. Holders) who opt out of the Return of Capital Transaction should not incur any U.S. federal income tax liability solely as a result of the consummation of the Return of Capital Transaction. The U.S. federal income tax laws applicable to the Return of Capital

Management Proxy Circular and Notice of Special Meeting of Shareholders    Page 35

Transaction are, however, complex. Shareholders who opt out of the Return of Capital Transaction are urged to consult their own tax advisors regarding the tax consequences of the Return of Capital Transaction in their particular circumstances.

Backup Withholding

Under the U.S. federal income tax laws, payments to a participating shareholder may be subject to “backup withholding” at the applicable statutory rate, unless a participating shareholder (a) provides a correct taxpayer identification number and any other required information and otherwise complies with applicable requirements of the backup withholding rules or (b) is an exempt recipient and, when required, demonstrates this fact.

A shareholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. To prevent backup withholding on cash payable in the Return of Capital Transaction, each shareholder that is a U.S. person (as defined in the instructions to the IRS Form W-9) should provide the Depositary or other applicable withholding agent with his or her correct taxpayer identification number and certify that he or she is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal. In order to eliminate any U.S. backup withholding, a shareholder that is not a U.S. person should provide the Depositary or other applicable withholding agent with the appropriate IRS Form W-8, attesting to that shareholder’s non-U.S. status.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability, and may claim a refund if they timely provide certain required information to the IRS.

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Additional Information

Communication with the Board

Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over the meeting, by writing to them c/o Deirdre Stanley, Executive Vice President, General Counsel & Secretary, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

Where to find Corporate Governance and Continuous Disclosure Documents

We are subject to the continuous disclosure requirements of applicable Canadian provincial securities legislation and the rules of the TSX, as well as information requirements of the Exchange Act, and in accordance therewith, file periodic reports and other information with Canadian provincial and territorial securities regulators, the TSX and the SEC relating to our business, financial condition and other matters. Shareholders may access documents filed with Canadian provincial and territorial securities regulators through SEDAR at www.sedar.com. Shareholders may access documents filed with or furnished to the SEC through EDGAR, which may be accessed at www.sec.gov.

Shareholders may read and copy any document that we file with, or furnish to, the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Shareholders may also obtain copies of such documents from the public reference room of the SEC in Washington by paying a fee.

Financial information about our company for our most recently completed financial year is provided in our consolidated financial statements and management’s discussion and analysis of financial condition and results of operations (“MD&A”). You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by e-mail at investor.relations@thomsonreuters.com. You can also find these financial statements and MD&A at www.sedar.com, www.sec.gov and on our website, www.thomsonreuters.com.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles. The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee. The chairman and deputy chairman of the Thomson Reuters Founders Share Company are members of the nomination committee, and the chairman appoints three other directors of the Thomson Reuters Founders Share Company as members of the nomination committee. Other members of the nomination committee are representatives of press associations from the United Kingdom, Australia and New Zealand. The chairman of the Thomson Reuters Founders Share Company acts as chairman of the nomination committee. Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support.

Approval from the Founders Share Company is not required for the Arrangement. For additional information about the Thomson Reuters Founders Share Company, its directors and a Founders Share that our company has issued to the Thomson Reuters Founders Share Company, please see our 2017 annual report.

Legal and Regulatory Risk

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. The existence of any such legal proceedings, claims, audits and investigations involving our company or our affiliates, directors or officers could have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending matters, even those without merit.

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Directors’ Approval

The board of directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

Deirdre Stanley

Executive Vice President, General Counsel & Secretary

October 16, 2018

Page 38    Management Proxy Circular and Notice of Special Meeting of Shareholders

Appendix A – Special Resolution

THOMSON REUTERS CORPORATION

(the “Corporation”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement (the “Arrangement”) pursuant to section 182 of the Business Corporations Act (Ontario) (the “Act”), as more particularly described and set forth in the accompanying management proxy circular (as the Arrangement may be, or have been, modified or amended), is hereby authorized, approved and adopted;

2.

the plan of arrangement involving the Corporation and implementing the Arrangement (the “Plan of Arrangement”), the full text of which is set out as Appendix B to the accompanying management proxy circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby authorized, approved and adopted;

3.

the Corporation is hereby authorized and approved to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Plan of Arrangement;

4.

notwithstanding that this resolution has been passed (and the Arrangement adopted) by the common shareholders of the Corporation or that the Arrangement has been approved by the Court, the board of directors of the Corporation is hereby authorized and empowered in its sole discretion without further notice to, or the approval of, the common shareholders of the Corporation (a) to amend the Plan of Arrangement, or (b) to not proceed with the Arrangement;

5.

any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the Act to implement the Arrangement; and

6.

any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Appendix B – Plan of Arrangement

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, the following terms have the following meanings:

(a)	“Act” means the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended;

(b)	“Aggregate Cash Distribution Amount” means the Cash Distribution Per Share multiplied by the number of Participating Shares issued and outstanding immediately prior to the Effective Time;

(c)

“Arrangement” means the arrangement pursuant to the provisions of Section 182 of the Act on the terms and subject to the conditions set out in this Plan of Arrangement as supplemented, modified or amended;

(d)	“Business Day” means any day, other than a Saturday, a Sunday, a statutory holiday in Toronto, Ontario, Canada, or a United States federal holiday;

(e)	“Cash Distribution Per Share” means US$4.45;

(f)	“Corporation” means Thomson Reuters Corporation;

(g)	“Court” means the Ontario Superior Court of Justice (Commercial List);

(h)	“Depositary” means Computershare Trust Company of Canada at its offices set out in the Letter of Transmittal;

(i)	“DRS” means the direct registration system on the records of the Corporation’s transfer agent, Computershare Trust Company of Canada;

(j)	“Effective Date” means the date the Arrangement is effective under the Act;

(k)	“Effective Time” means 3:01 a.m. (Toronto time) on the Effective Date, or such other time on the Effective Date as may be determined by the Corporation;

(l)

“Interim Order” means the interim order of the Court dated October 12, 2018 under Subsection 182(5) of the Act containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(m)	“Letter of Transmittal” means the letter of transmittal for use by Shareholders, in the form accompanying the Circular;

(n)	“Meeting” means the special meeting of Shareholders to be held on November 19, 2018 to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

(o)	“New Common Shares” has the meaning ascribed thereto in Section 2.2(a);

(p)	“Opt-Out Election and Certification Form” means the opt-out election and certification form for use by Opting Out Shareholders, in the form accompanying the Circular;

(q)	“Opt-Out Deadline” means 5:00 p.m. (Toronto time) on the date that is one Business Day prior to the date of the Meeting;

(r)	“Opt-Out Right” has the meaning ascribed thereto in Section 2.3;

(s)	“Opting Out Shareholder” means a Shareholder that has duly exercised its Opt-Out Right;

(t)	“Participating Shareholder” means a Shareholder other than an Opting Out Shareholder;

(u)	“Participating Shares” means the Shares held by Participating Shareholders;

(v)

“Person” means and includes any individual, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and any governmental authority or any agency or instrumentality thereof;

(w)	“Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof;

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(x)	“PUC” means “paid-up capital” as defined in subsection 89(1) of the Tax Act;

(y)	“Share Consolidation Ratio” means

US$X – Cash Distribution Per Share

US$X

X = the volume weighted average trading price of Shares on the New York Stock Exchange for the five trading days on which such Shares trade on the New York Stock Exchange immediately preceding the Effective Date;

(z)	“Shareholders” means the holders of Shares;

(aa)	“Shares” means the common shares in the capital of the Corporation; and

(bb)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Article References

Unless reference is specifically made to some other document or instrument, all references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

1.4 Number and Gender

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; and words importing any gender shall include all genders.

1.5 Date for Any Action

In the event that the date on which any action is required to be taken pursuant to this Plan of Arrangement by the Corporation is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Statutory References

References in this Plan of Arrangement to any statute or section thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7 Currency

Unless otherwise indicated, references in this Plan of Arrangement to “US$” or “dollars” are in U.S. dollars and references to “C$” are to Canadian dollars.

1.8 Schedules

The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.

Schedule	“A” Rights, privileges, restrictions and conditions attaching to the New Common Shares

ARTICLE 2

ARRANGEMENT

2.1 Binding Effect

This Plan of Arrangement and the Arrangement will become effective at, and be binding at and after, the Effective Time on the Shareholders (including the Opting Out Shareholders) and the Corporation, without any further act or formality on the part of any Person, except as otherwise provided herein.

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2.2 Arrangement

Commencing at the Effective Time the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)

the articles of incorporation of the Corporation will be amended to create and authorize the issuance of an unlimited number of new common shares (the “New Common Shares”), with rights, privileges, restrictions and conditions as set out in Schedule “A” hereto;

(b)

each issued and outstanding Participating Share will be exchanged for (i) the Cash Distribution Per Share, and (ii) a portion of a New Common Share equal to the Share Consolidation Ratio, and the Participating Shares so exchanged will be cancelled;

(c)

in connection with the exchange of Participating Shares for the Cash Distribution Per Share and New Common Shares, the Corporation will deduct from the stated capital of the Shares an amount equal to the aggregate stated capital, immediately before the exchange, of the Participating Shares;

(d)

the Corporation will add to the stated capital account of the New Common Shares an amount in Canadian dollars equal to the difference between (i) the aggregate PUC of the Participating Shares immediately before the exchange, and (ii) the Aggregate Cash Distribution Amount as converted into Canadian dollars using the average daily exchange rate as reported by the Bank of Canada on the Effective Date;

(e)	each New Common Share will be exchanged for one Share, and the New Common Shares so exchanged will be cancelled;

(f)

in connection with the exchange of New Common Shares for Shares, an amount equal to the aggregate stated capital of the New Common Shares immediately before the exchange will be deducted by the Corporation from the stated capital of the New Common Shares and the Corporation will add that amount to the stated capital of the Shares in respect of the Shares that are issued in exchange for the New Common Shares; and

(g)

the articles of incorporation of the Corporation will be amended to delete the amendments made to the authorized capital of the Corporation pursuant to Section 2.2(a), such that the articles of incorporation of the Corporation as so amended will be the articles of the Corporation as they read immediately before the Effective Time.

2.3 Opt-Out Right

With respect to the Arrangement:

(a)	each Shareholder who is:

(i)	not a resident of Canada for Canadian income tax purposes and is subject to income tax in a jurisdiction other than Canada (and is not exempt from income tax in that jurisdiction); or

(ii)

an individual who is a resident of Canada for Canadian income tax purposes and who is also subject to income tax in a jurisdiction other than Canada as a resident of that other jurisdiction (and is not exempt from income tax in that other jurisdiction);

may elect to opt out of the Arrangement (the “Opt-Out Right”) in accordance with this Section 2.3 and the Opt-Out Election and Certification Form, and subject to the following limitations:

(iii)

a registered Shareholder, other than a registered Shareholder holding Shares for the benefit of one or more beneficial holders, may exercise the Opt-Out Right only in respect of all of the Shares held by such Shareholder; and

(iv)

a registered Shareholder holding Shares for the benefit of one or more beneficial holders may exercise the Opt-Out Right only in respect of all of the Shares held by each beneficial holder wishing to opt out;

(b)

a registered Shareholder (whether on behalf of itself or on behalf of one or more beneficial holders) shall exercise the Opt-Out Right by depositing with the Depositary, prior to the Opt-Out Deadline, a duly completed Opt-Out Election and Certification Form indicating such holder’s election together with certificates representing the holder’s Shares, if any;

(c)

an Opt-Out Election and Certification Form deposited with the Depositary may be withdrawn by a Shareholder prior to the Opt-Out Deadline, but is irrevocable thereafter. To withdraw an Opt-Out Election and Certification Form, such Shareholder must provide a written notice of revocation to the Depositary that (i) specifies the name of the Shareholder having exercised the Opt-Out Right under the Opt-Out Election and Certification Form to be withdrawn and (ii) is signed by the Shareholder in the same manner as the signature on the Opt-Out Election and Certification Form to be withdrawn; and

(d)

any Shares in respect of which (i) no duly completed Opt-Out Election and Certification Form has been deposited with the Depositary prior to the Opt-Out Deadline, or (ii) any other requirements of this Section 2.3 and the Opt-Out Election and Certification Form have not been satisfied, shall be deemed to be Participating Shares.

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As of the Effective Time, each registered Opting Out Shareholder shall be entitled to receive new DRS statement(s) (or share certificate(s), if requested by such Shareholder in the Letter of Transmittal) representing its Shares reflecting the new CUSIP number for the Shares.

2.4 Post-Effective Time Procedures

On or immediately prior to the Effective Date, the Corporation shall deposit or cause to be deposited with the Depositary:

(a)	for the benefit of the Participating Shareholders, the Aggregate Cash Distribution Amount and the Shares that such Shareholders are entitled to receive pursuant to Section 2.2; and

(b)	for the benefit of the Opting Out Shareholders, the Shares that such Shareholders are entitled to receive pursuant to Section 2.3.

The Shares and cash deposited with the Depositary pursuant to this Section 2.4 shall be held by the Depositary as agent and nominee for the Participating Shareholders and the Opting Out Shareholders for distribution to such Shareholders in accordance with the provisions of Article 3.

2.5 No Fractional Shares

Where the aggregate number of Shares to be issued to a Participating Shareholder pursuant to Section 2.2(e) would result in a fraction of a Share being issuable, the number of Shares shall be rounded down to the nearest whole number and the fractional Share that otherwise would be issued to that Participating Shareholder will be issued to the Depositary (as agent for that purpose) for sale by the Depositary on behalf of that Participating Shareholder. All Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Shares sold by it. Each such Participating Shareholder will receive a pro rata share of the cash proceeds from the sale of the Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Shares and any amount withheld in respect of taxes) in lieu of its fractional interest in a Share. The net proceeds will be remitted to Participating Shareholders in the same manner as other payments pursuant to Article 3. Neither the Corporation nor the Depositary will be liable for any loss arising out of any such sales. Notwithstanding the foregoing, Shares in the Corporation’s Dividend Reinvestment Plan and Employee Share Purchase Plans held by Participating Shareholders will participate in the Arrangement and any fractions resulting therefrom will remain in such holders’ Dividend Reinvestment Plan and Employee Share Purchase Plans accounts, as applicable.

ARTICLE 3

DELIVERY OF CONSIDERATION

3.1 Delivery of Shares and Cash

(a)

As soon as practicable following the Effective Time, the Depositary shall deliver to each registered Participating Shareholder a cheque for the portion of the Aggregate Cash Distribution Amount that it is entitled to receive pursuant to Section 2.2(b), unless such Shareholder requests that such cash be paid by wire payment and properly completes any documents and takes all action that the Depositary may reasonably require in connection with such request.

(b)

As soon as practicable following the Effective Time, the Depositary shall deliver to each registered Shareholder holding Shares in DRS, (i) a new DRS statement, reflecting the new CUSIP number for the Shares, representing the number of Shares such Shareholder is entitled to receive under this Plan of Arrangement; and (ii) a cheque for any cash such holder is entitled to receive pursuant to Section 2.5.

(c)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Shares, together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time (i) a new DRS statement (or a new share certificate, if requested by such Shareholder in its Letter of Transmittal), reflecting the new CUSIP for the Shares, representing the number of Shares such holder is entitled to receive under this Plan of Arrangement; and (ii) a cheque for any cash such holder is entitled to receive pursuant to Section 2.5.

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(d)

After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(c), each certificate which immediately prior to the Effective Time represented one or more Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 3.1(c).

3.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange therefor the Shares and/or the cash amount that such Person is entitled to receive under Section 3.1(c). When authorizing the delivery of such Shares and/or cash in exchange for any lost, stolen or destroyed certificate, the Person to whom such Shares and/or cash are being delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Depositary and the Corporation in such sum as the Depositary or the Corporation may direct or otherwise indemnify the Depositary and the Corporation in a manner satisfactory to the Depositary and the Corporation against any claim that may be made against the Depositary or the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

3.3 Withholding Rights

The Corporation and the Depositary shall be entitled to deduct and withhold from any payment, dividend, distribution or consideration otherwise payable to any Shareholder such amounts as the Corporation or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Share consideration as is necessary to provide sufficient funds to the Corporation or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and, the Corporation or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

3.4 Extinction of Rights

On the sixth anniversary of the Effective Date, any Participating Shareholder that has not claimed its portion of the Aggregate Cash Distribution Amount will cease to have any rights thereto. Any such unclaimed portion of the Aggregate Cash Distribution Amount shall be deemed to have been surrendered to the Corporation and shall be transferred to the Corporation from the Depositary as soon as practicable following the sixth anniversary of the Effective Date. For greater certainty, any Participating Shareholder that has not deposited its certificate which immediately prior to the Effective Time represented outstanding Shares that were exchanged pursuant to Section 2.2, together with all other instruments required by Section 3.1, on or prior to the sixth anniversary of the Effective Date shall continue to be entitled to the Shares (and/or cash in lieu of fractional interests therein) that it is entitled to receive pursuant to Sections 2.2 and 2.5, together with all entitlements to dividends, distributions and interest thereon held for such registered holder.

3.5 Illegality of Delivery of Shares

Notwithstanding the foregoing, if it appears to the Corporation that it would be contrary to applicable law to issue Shares pursuant to the Arrangement to a Person that is not a resident of Canada, the Shares that otherwise would be issued to that Person will be issued to the Depositary (as agent for that purpose) for sale by the Depositary on behalf of that Person. All Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Shares and any amount withheld in respect of taxes) in lieu of the Shares themselves. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 3. None of the Corporation or the Depositary will be liable for any loss arising out of any such sales.

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3.6 Election

At the reasonable request of a Shareholder, based on facts and circumstances arising after the Effective Date, the Corporation will make available to all Shareholders a joint income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such Shareholder is a partnership, (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the exchange of Shares for cash and New Common Shares effected pursuant to this Plan of Arrangement, provided that the Corporation has determined that making such income tax election available is not unduly detrimental to the Corporation, having regard to the interests of Shareholders and other stakeholders as a whole and the purpose of the Plan of Arrangement.

ARTICLE 4

AMENDMENTS

4.1 Amendments to Plan of Arrangement

(a)

The Corporation reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the Meeting, approved by the Court, and (iii) communicated to Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by the Corporation, and (ii) if required by the Court, it is consented to by the holders of Shares voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by the Corporation, without shareholder or Court approval, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or includes a change to the sequence of the events of transactions contemplated by Section 2.2 and, in each case, is not adverse to the financial or economic interests of any holder of Shares.

ARTICLE 5

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order as set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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Schedule A

THOMSON REUTERS CORPORATION

(the “Corporation”)

Share Terms for New Common Shares

All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Certificate and Articles of Amendment of the Corporation dated October 1, 2018.

New Common Shares

The rights, privileges, restrictions and conditions attaching to the New Common Shares are as follows:

1. Ranking of New Common Shares

The New Common Shares shall rank junior to the Preference Shares and shall rank equally with the Common Shares with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

2. Notice of Meetings and Voting Rights

Except for meetings of holders of a particular class or series of shares other than the New Common Shares required by Applicable Laws to be held as a separate class or series meeting, the holders of the New Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and at any such meeting to vote on all matters submitted to a vote on the basis of one vote for each New Common Share held.

3. Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares and to Applicable Laws, the holders of the New Common Shares shall be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine.

4. Liquidation, Dissolution and Winding Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the New Common Shares and the Common Shares shall be entitled to share equally, on a share for share basis, in all remaining property and assets of the Corporation.

5. Conversion into Common Shares

Any holder of New Common Shares shall be entitled at any time (subject as hereinafter provided) to have all or any of the New Common Shares held by such holder converted into Common Shares as the same shall be constituted at the time of the conversion at a conversion rate based upon one New Common Share for each one Common Share in respect of which the conversion right is exercised. The right of conversion herein provided for may be exercised by notice in writing given to the Corporation at its registered office accompanied by the certificate or certificates, or direct registration system statement or statements, as applicable, representing the New Common Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Corporation as the holder of the New Common Shares in respect of which such right is being exercised or by such person’s duly authorized attorney and shall specify the number of New Common Shares which the holder desires to have converted. Upon receipt of such notice the Corporation shall issue certificates, or direct registration system statements, as applicable, representing Common Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the New Common Shares represented by the certificate or certificates, or direct registration system statement or statements, as applicable, accompanying such notice. If less than all the New Common Shares represented by any certificate, or direct registration system statement, as applicable, are to be converted, the holder shall be entitled to receive a new certificate, or direct registration system statement, as applicable, for the New Common Shares representing the Common Shares comprised in the original certificate, or direct registration system statement, as applicable, which are not to be converted.

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Appendix C – Interim Order

Commercial List Court File No. CV-18-00606583-00CL ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST) THE HONOURABLE Mr. ) FRIDAY, THE 12th ) DAY OF OCTOBER 2018 JUSTICE Hainey ) IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) R.S.O. 1990, c. B.16, AS AMENDED AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF THOMSON REUTERS CORPORATION THOMSON REUTERS CORPORATION Applicant INTERIM ORDER THIS MOTION made without notice by Thomson Reuters Corporation (Thomson Reuters), for an interim order for advice and directions (the Interim Order) pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the OBCA), was heard this day at 330 University Avenue, Toronto, Ontario. ON READING the Notice of Motion, the Notice of Application issued on October 9, 2018 and the affidavit of Jennifer Ruddick, sworn October 10, 2018 (the Ruddick Affidavit), and the exhibits thereto, including the draft management information circular of Thomson Reuters (the Circular), which is attached as Exhibit A to the Ruddick Affidavit, and on hearing the submissions of counsel for Thomson Reuters, Definitions 1. THIS COURT ORDERS that all capitalized words used in this Interim Order shall have the meaning ascribed thereto in the Circular or the Ruddick Affidavit or otherwise as specifically defined herein.

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Page 2The Meeting 2. THIS COURT ORDERS that Thomson Reuters is permitted to call, hold and conduct the Meeting of the holders of common shares (the Shares) in the capital of Thomson Reuters (Shareholders) to be held on November 19, 2018 at 2:00 p.m. at the offices of Thomson Reuters in Toronto in order for Shareholders to consider and, if determined advisable, pass the Arrangement Resolution. 3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting, which accompanies the Circular (the Notice) and the articles and by-laws of Thomson Reuters, subject to what may be provided hereafter and subject to any further order of this Court. 4. THIS COURT ORDERS that the record date (the Record Date) for determination of the Shareholders entitled to notice and to vote at the Meeting shall be October 18, 2018. 5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be: (a) Shareholders; (b) officers, directors, auditors and advisors of Thomson Reuters; and (c) other persons who may receive the permission of the Chair of the Meeting. 6. THIS COURT ORDERS that Thomson Reuters may transact such other business at the Meeting as is contemplated in the Notice or as may otherwise be properly before the Meeting. Quorum 7. THIS COURT ORDERS that the quorum at the Meeting shall be two persons who are entitled to vote at the Meeting.Amendments to the Arrangement and Plan of Arrangement 8. THIS COURT ORDERS that Thomson Reuters is authorized to make, subject to paragraph 9, below, such amendments, modifications or supplements to the Arrangement and

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Page 3the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraph 12 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement. 9. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Thomson Reuters may determine. Amendments to the Circular 10. THIS COURT ORDERS that Thomson Reuters is authorized to make such amendments, revisions and/or supplements to the Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraph 12. Adjournments and Postponements11. THIS COURT ORDERS that Thomson Reuters, if it deems advisable, is authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Thomson Reuters may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

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Page 4Notice of Meeting 12. THIS COURT ORDERS that, in order to effect notice of the Meeting, Thomson Reuters shall distribute the Circular (including the Notice of Application and this Interim Order), the Notice, the form of proxy, the letter of transmittal, and the election and certification form, along with such amendments or additional documents as Thomson Reuters may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the Meeting Materials) to Shareholders not later than 21 days prior to the Meeting as follows: (a) the registered Shareholders at the close of business on the Record Date, at least 21 days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one -or more of the following methods: (i) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Thomson Reuters; or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Thomson Reuters; (ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or (iii) by facsimile or electronic transmission (including, without limitation, by e-mail) to any Shareholder who either has previously requested electronic delivery of shareholder communications from the Company or otherwise requests such transmission in writing; (b) non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and (c) the respective directors and auditors of Thomson Reuters by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least 21

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Page 5days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting; and that compliance with this paragraph shall constitute sufficient notice of the Meeting. 13. THIS COURT ORDERS that accidental failure or omission by Thomson Reuters to give notice of the Meeting or to distribute the Meeting Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Thomson Reuters, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Thomson Reuters, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 14. THIS COURT ORDERS that Thomson Reuters is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials, as Thomson Reuters may determine (Additional Information), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Thomson Reuters may determine. 15. THIS COURT ORDERS that distribution of the Meeting Materials pursuant to paragraph 12 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraph 12, and that those persons are bound by any orders made on the within Application Further, no other form of service of the Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above. Solicitation and Revocation of Proxies 16. THIS COURT ORDERS that Thomson Reuters is authorized to use the letter of transmittal, proxies and election and certification form, substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Thomson

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Page 6Reuters may determine are necessary or desirable. Thomson Reuters is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Thomson Reuters may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Thomson Reuters deems it advisable to do so. 17. THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with the OBCA and the terms set out in the Circular. Any instruments in writing: (i) may deposited at the registered office of Thomson Reuters as set out in the Circular; and (ii) any such instruments must be received by Thomson Reuters or its transfer agent not later than 5:00 p.m. on the second business day immediately before the Meeting (or no later than 48 hours before any adjournment or postponement thereof). Voting 18. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those persons who hold Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution. 19. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Share, and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by at least 662/2% of the votes cast by holders of Shares present in person or represented by proxy at the Meeting. Such votes shall be sufficient to authorize Thomson Reuters to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Court.

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Page 720. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Thomson Reuters (other than in respect of the Arrangement Resolution), each holder is entitled to one vote for each Share held and the vote required to approve such business shall be the affirmative vote of a majority of the votes cast by holders of Shares present in person or by proxy at the Meeting. Hearing of Application for Approval of the Arrangement 21. THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Thomson Reuters may apply to this Court for final approval of the Arrangement. 22. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraph 12, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 23.23. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the lawyers for Thomson Reuters as soon as reasonably practicable, and, in any event, no less than five days before the hearing of this Application at the following address: Andrew Gray Torys LLP 79 Wellington Street West Toronto, Ontario M5K 1N2 Canada email: agray@torys.com 24. THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be Thomson Reuters, and any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

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Page 825. THIS COURT ORDERS that any materials to be filed by Thomson Reuters in support of the within Application for final approval of the Arrangement may be filed up the day prior to the hearing of the Application without further order of this Court. 26. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 23 shall be entitled to be given notice of the adjourned date. Precedence 27. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, or articles or by-laws of Thomson Reuters, this Interim Order shall govern. Extra-Territorial Assistance 28. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order. Variance 29. THIS COURT ORDERS that Thomson Reuters shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct. ENTERED AT I INSCRIT A TORONTO ON I BOOK NO: LE / DANS LE REGISTRE NO: OCT 12 2018 PER/PAR:

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IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESSCommercial List Court File No. CV-18-00606583-00CLCORPORATIONS ACT (ONTARIO), R.S.O. 1990, c. B. 16, AS AMENDEDAND IN THE MATTER OF A PLAN OF A PROPOSED ARRANGEMENT OFTHOMSON REUTERS CORPORATIONONTARIOSUPERIOR COURT OF JUSTICE(COMMERCIAL LIST)Proceeding commenced at TorontoINTERIM ORDERTORYS LLPSuite 300079 Wellington St. W.Box 270, TD CentreToronto, OntarioM5K 1N2 CanadaAndrew Gray LSUC#: 46626VTel: 416.865.7630Fax: 416.865.7380Lawyers for the Applicant,Thomson Reuters Corporation

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Appendix D – Notice of Application for Final Order

CV-18-00606583-00CLCommercial List Court File No. ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, c. B. 16, AS AMENDED AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF THOMSON REUTERS CORPORATIONTHOMSON REUTERS CORPORATIONApplicant NOTICE OF APPLICATION TO THE RESPONDENTS A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page. THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on November 20, 2018 at 10:00 a.m. or as soon after that time as the Application may be heard at 330 University Avenue, Toronto, Ontario. IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the rules of court, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office in accordance with the rules of court and any Interim Order of the Court made in respect of this application, and you or your lawyer must appear at the hearing. IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, in accordance with the rules of court and any Interim Order of the Court made in respect of this application. IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.

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-2-If you wish to defend this proceeding but are unable to pay legal fees, legal aid may be available to you by contacting a local Legal Aid office. Date: October 9, 2018Local Registrar May Nikolaidis Address of court office: 330 University Avenue Toronto, ON M5G 1E6 TO: THE HOLDERS OF COMMON SHARES OF THOMSON REUTERS CORPORATION

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-3-APPLICATION1.THE APPLICANT, THOMSON REUTERS CORPORATION (THOMSON REUTERS), MAKES APPLICATION TO THE COURT FOR:(a)an interim order for advice and directions pursuant to section 182(5) of theBusiness Corporations Act (Ontario), R.S.O. 1990, c.B.1, as amended ("OBCA")with respect to calling and conducting a special meeting (the "Meeting") of theholders of the common shares (the "Shares") of Thomson Reuters (the"Shareholders") to consider, among other things, the plan of arrangementinvolving Thomson Reuters (the "Arrangement");(b)an order pursuant to s. 182 of the OBCA approving the Arrangement in the formdescribed in a management information circular to be delivered; and(c)such further and other relief as this Honourable Court may deem just.2.THE GROUNDS OF THE APPLICATION ARE:(a)Thomson Reuters is incorporated under the OBCA and is headquartered inToronto, Ontario;(b)the Arrangement is an arrangement within the meaning of s. 182(1) of theOBCA;(c)all preconditions to the approval of the arrangement by the Court will have beensatisfied prior to the hearing of the application;(d)the Arrangement is fair and reasonable;(e)section 182 of the OBCA;(f)rules 14.05(1), 14.05(2), 14.05(3)(f), 17.02 and 38 of the Rules of CivilProcedure; and(g)such further and other grounds as counsel may advise and this Honourable Courtmay permit.3.THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:(a)such Interim Order as may be granted by this Honourable Court;

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-4-(b) the affidavit of Jennifer Ruddick, to be sworn; (c) supplementary affidavit material reporting on the results of the Meeting; and (d) such further and other material as counsel may advise and this Honourable Court may permit. Notice of this Application to Shareholders outside Ontario is given pursuant to rules 17.02(n) And 17.02(o) of the Rules of Civil Procedure. October 9, 2018 TORYS LLP Suite 3000 Box 270, TD Centre 79 Wellington Street W. Toronto, Ontario M5K 1N2 Andrew Gray LSUC#:46626V Tel: 416.865.7630 Fax: 416.865.7380 Lawyers for the Applicant, Thomson Reuters Corporation

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CV-18-00606583-00CLIN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESSCourt File No:CORPORATIONS ACT (ONTARIO), R.S.O. 1990, c. B. 16, AS AMENDEDAND IN THE MATTER OF A PLAN OF A PROPOSED ARRANGEMENT OFTHE THOMSON REUTERS CORPORATIONONTARIOSUPERIOR COURT OF JUSTICECOMMERCIAL LISTProceeding commenced at TorontoNOTICE OF APPLICATIONTORYS LLPSuite 300079 Wellington St. W.Box 270, TD CentreToronto, OntarioM5K 1N2 CanadaAndrew Gray LSUC#: 46626VTel: 416.865.7630Fax: 416.865.7380Lawyers for the Applicant,Thomson Reuters Corporation

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THOMSON REUTERS 333 Bay Street, Suite 400 Toronto, Ontario M5H 2R2 Canada tel: +1 416 687 7500 www.thomsonreuters.com